Filed pursuant to Rule 424(b)(5)
Registration Statement No. 333-225600

PROSPECTUS

Mateon Therapeutics, Inc.

14,875,000 Shares of Common Stock

Shares underlying Warrants to Purchase 16,362,500 Shares of Common Stock

The selling securityholders named in this prospectus may use this prospectus to offer and sell from time to time up to 14,875,000 shares of our common stock, 7,437,500 shares of our common stock issuable upon the exercise of Series A Warrants, or the Series A Warrants, and 7,437,500 shares of our common stock issuable upon the exercise of Series B Warrants, or the Series B Warrants and, with the Series A Warrants, the Warrants, held by the selling securityholders. The shares of common stock and Warrants were issued to the selling securityholders in connection with a private placement per the terms of Subscriptions Agreements by and between the Company and the selling securityholders dated April 12, 2018 and April 30, 2018. For more information regarding this private placement see the section entitled “Prospectus Summary-Private Placement Transaction” in this prospectus. We are also registering for resale 1,487,500 shares of our common stock issuable upon the exercise of warrants issued to the placement agent in the private placement.

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of securities by the selling securityholders.

Except for underwriting discounts, selling commissions and all legal fees and expenses of legal counsel for any selling securityholder, which may be paid by such selling securityholder, we have agreed to pay the expenses incurred in connection with the registration of the shares of common stock covered by this prospectus.

The selling securityholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling securityholders may sell their shares of common stock in the section entitled “Plan of Distribution” in this prospectus.

The selling securityholders are “underwriters” within the meaning of the Securities Act of 1933, as amended.

Our common stock is traded on the OTC Market under the symbol “MATN.” The last reported sale price of our common stock on the OTC Market on June 22, 2018 was $0.22 per share.

Investing in our securities involves risks. See “Risk Factors” beginning on page 8 of this prospectus for a discussion of factors you should consider before making an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 26, 2018.

i

About This Prospectus

You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are not making an offer of these securities in any state or other jurisdiction where the offer is not permitted. The information in this prospectus may only be accurate as of the date on the front of this prospectus regardless of time of delivery of this prospectus or any sale of our securities.

No person is authorized in connection with this prospectus to give any information or to make any representations about us, our common stock or any matter discussed in this prospectus, other than the information and representations contained in this prospectus. If any other information or representation is given or made, such information or representation may not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy our common stock in any circumstance under which the offer or solicitation is unlawful. Neither the delivery of this prospectus nor any distribution of our common stock in accordance with this prospectus shall, under any circumstances, imply that there has been no change in our affairs since the date of this prospectus.

We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourself about, and to observe any restrictions relating to, this offering and the distribution of this prospectus.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, or will be filed as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the heading “Where You Can Find Additional Information.”

As used in this prospectus, unless the context indicates or otherwise requires, “the Company,” “our Company,” “Mateon,” “we,” “us,” and “our” refer to Mateon Therapeutics, Inc., a Delaware corporation.

Registered Trademarks and Trademark Applications: “OXi4503” is the subject of a trademark registration in the United States. Other brands, names and trademarks contained in this prospectus are the property of their respective owners. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ® and TM symbols, but such references are not intended to indicate, in any way, that the owner thereof will not assert, to the fullest extent under applicable law, such owner’s rights to these trademarks, service marks and trade names. This prospectus contains additional trade names, trademarks and service marks of other companies, which, to our knowledge, are the property of their respective owners.

We obtained industry and market data used throughout and incorporated by reference into this prospectus through our research, surveys and studies conducted by third parties and industry and general publications. We have not independently verified market and industry data from third-party sources.

PROSPECTUS SUMMARY

The following is only a summary. We urge you to read the entire prospectus, including the more detailed consolidated financial statements, notes to the consolidated financial statements and other information included herein or incorporated by reference from our other filings with the U.S. Securities and Exchange Commission, or SEC. Investing in our securities involves risks. Therefore, please carefully consider the information provided under the section entitled “Risk Factors” starting on page 8 of this prospectus.

Overview

We are a clinical stage biopharmaceutical company developing small molecule injectable drugs for the treatment of cancer. Our goal is to advance our product candidates into late stage pivotal clinical trials and either sell marketing rights to a larger pharmaceutical company or seek FDA approval ourselves.

We have two primary programs we are seeking to advance:

•	Using CA4P as an immuno-oncology agent

•	Using OXi4503 as a treatment for acute myeloid leukemia

Both of these programs have potential to generate additional new data before the end of 2018.

CA4P as an Immuno-oncology Agent

Over the last several years, there have been significant advances in cancer immunotherapy, which makes use of the immune system to treat cancer. Immuno-oncology agents stimulate the body’s immune system to fight cancer cells, resulting in tumor cell death and tumor regressions in patients who otherwise would not have responded to therapy. Despite these advances, current FDA-approved immuno-oncology agents have significant limitations when used alone to treat cancer, since relatively few patients achieve a durable clinical response following treatment. CA4P has the potential to increase the efficacy of these immuno-oncology agents – it has been shown in animal models of several different tumors to improve immune responses that lead to tumor cell death, resulting in increased tumor regressions compared to immuno-oncology agents alone.

CA4P causes rapid and widespread tumor cell necrosis. This tumor-specific necrosis stimulates the immune system against the tumor. Animal models also show that CA4P significantly enhances the presence and activity of cancer-fighting T-cells within tumors, resulting in increased tumor cell death and tumor regressions. Given these data, we believe CA4P may result in more and/or better clinical responses in certain cancers when combined with immuno-oncology agents, including in patients who either have not experienced a response to therapy, or in patients who have initially responded but subsequently progressed after treatment with immuno-oncology agents alone.

The next step in the process of establishing CA4P as a safe and effective immuno-oncology agent will be to initiate a clinical study in a disease in which immuno-oncology agents are used as standard therapy. This clinical study will evaluate CA4P in combination with currently approved immuno-oncology agents in patients with advanced cancer who have previously failed treatment. We believe that the existing human safety database for CA4P, which includes over 500 patients, will help expedite the development timeline for advanced cancer.

Our initial immuno-oncology preclinical studies were completed in 2016. One of these studies combined CA4P with an anti-CTLA4 antibody, an approved and well-known immuno-oncology agent, in an EMT-6 mammary tumor model. This study showed that 7 out of 8 mice receiving a combination of CA4P and an anti-CTLA4 antibody experienced complete remission of their tumors, compared to only 1 of 8 in the CA4P monotherapy arm and 2 of 8 in the anti-CTLA4 antibody monotherapy arm.

Three of four follow-up preclinical studies confirmed that CA4P combined with immuno-oncology agents could delay tumor growth. These follow-up studies were conducted in a CT26 colon cancer model, a larger tumor EMT-6 mammary cancer model, and a C3H mammary cancer model. Studies in a CT-26 colon cancer animal model using CA4P combined with anti-CTLA4 antibodies demonstrated a 77% reduction in tumor size compared to immuno- oncology agents alone, and an 89% reduction in tumor size compared to control. This large tumor model also showed a survival benefit for the animals receiving combination therapy, with all animals in the combination surviving at the end of the study, compared to none on control and only half the animals receiving immuno-oncology agents alone. Initial data in an MC38 colon cancer model showed that when CA4P is combined with an anti-PD1 antibody there was a 53% reduction in tumor volume at the end of the study, compared with a 16% reduction for CA4P alone and a 15% reduction for the anti-PD1 antibody alone.

Additional analyses of changes induced within tumors following combination therapy have shown that CA4P increases tumor-fighting white blood cell counts, T-cells and cytotoxic T-cells compared to immuno-oncology agents alone. Tumor necrosis with the combination of CA4P and immuno-oncology agents is nearly double the necrosis with only immuno-oncology agents (63.9% compared to 32.8%, control = 25.8%).

The overall data from all these studies provides evidence that CA4P may enhance the activity of immuno-oncology agents for the treatment of cancer, including anti-CTLA4 antibodies and anti PD-1 antibodies. We believe CA4P offers the following potential benefits when used in combination with immuno-oncology agents:

•	A promising approach for enhancing the efficacy of immuno-oncology agents: CA4P induces rapid tumor cell death and stimulation of the immune system. It does this by blocking tumor blood flow after binding to and altering the shape of cells lining the tumor blood vessels, resulting in increased tumor cell death and tumor regressions. This is a promising approach for boosting the efficacy of immuno-oncology agents.

•	Potential to be used in many different cancers: Because CA4P works by obstructing tumor blood flow, it has the potential to be used in any tumor type where there is a large number of blood vessels upon which the growth of the tumor cells depends.

•	A large clinical safety database supports its use in clinical trials: Over 500 patients have been treated with CA4P to date in clinical trials. These trials have shown CA4P to be generally well-tolerated, supporting the overall safety of CA4P and the initiation of additional clinical trials in new areas, including in immuno-oncology.

OXi4503 for Acute Myeloid Leukemia

Acute myeloid leukemia, or AML, is a cancer of the myeloid blood cells, with approximately 21,000 new cases each year in the U.S. and approximately 10,500 deaths. AML is characterized by the rapid growth of abnormal white blood cells that pollute bone marrow and interfere with the production of normal blood cells. OXi4503 has been granted orphan drug designation in both the U.S. and the European Union for the treatment of AML, and has received Fast Track designation from the FDA for the treatment of AML.

Patients with relapsed/refractory AML are most commonly treated with chemotherapy, and generally have a poor prognosis, with a one-year survival of only 29% after their first relapse. Over the past 20 years, no new therapies have consistently improved patient outcomes in this indication when compared to chemotherapy.

Our most clinically advanced compound, OXi4503, is in development as a potential new treatment for relapsed/refractory AML. We have initiated Study OX1222, a clinical trial using escalating doses of OXi4503 in combination with cytarabine to treat relapsed/ refractory AML. In the most recently completed dose cohort of OX1222, the fifth dose tested in the study, two of four patients experienced complete remissions of their disease after just one cycle of treatment with 9.76 mg/m2 of OXi4503. In earlier, lower dose cohorts, there were three patients with complete remissions, which occurred following two cycles of treatment, and two additional patients with meaningful AML blast count reductions. With the lower doses of OXi4503 tested in OX1222, AML blast count reductions were generally observed after the first cycle of treatment, and the complete remissions were observed after two cycles of treatment. We believe that the remissions seen after just one cycle of treatment at the highest dose of OXi4503 tested to date, coupled with other partial response data, is a sign of a dose response. The next patients evaluated will be given 12.2 mg/m2 of OXi4503, a 25% increase compared to the most recently completed fifth cohort of the study. OXi4503 has been demonstrated in preclinical studies to work in AML by disrupting tumor blood vessels in the bone marrow, forcing otherwise-dormant leukemic stem cells, which are attached to these tumor blood vessels, into circulation in the blood stream as well as into the active cell cycle, where they become vulnerable to chemotherapy. OXi4503 has also been demonstrated to be cytotoxic itself and kill leukemic cells directly after it has been metabolized by enzymes located within leukemic cells.

In preclinical studies, OXi4503 has been shown to enhance the efficacy of cytarabine, idarubucin, azacitidine, and decitabine, which are each commonly-used chemotherapeutic agents for the treatment of many cancers, including AML. In early clinical studies, OXi4503 has shown complete responses in high risk patients both as a monotherapy and in combination with cytarabine. We believe OXi4503 offers the following potential benefits:

•	A unique approach for AML: We believe that disrupting bone marrow tumor vessels for the treatment of AML is a new approach for a difficult to treat disease, with few competing clinical programs. Data show that OXi4503 destroys the protection tumor blood vessels offer to leukemic stem cells, resulting in the release of these leukemic stem cells into the bloodstream and thereby increasing their exposure and vulnerability to chemotherapy;

•	Dual mechanism of action: When metabolized, OXi4503 becomes both a vascular disrupting agent and a cytotoxic compound that targets and destroys malignant cells of myeloid lineage;

•	A safer alternative to high dose chemotherapy: Many patients, especially those that are older, such as those over age 60, cannot tolerate high dose chemotherapy used in the treatment of AML. These patients generally resort to more tolerable but less efficacious therapies. OXi4503 to date has been observed to be relatively well tolerated in clinical studies when used in combination with moderate dose chemotherapy (cytarabine), and therefore may offer a new and better alternative for these patients; and

•	Potential to be used with many therapies: Current AML treatment is highly variable, and many patients receive multiple classes of drugs during the course of their disease. We believe that OXi4503 has the potential to enhance the effect of many common AML therapies.

Our Strategy and Development Plan

Subject to securing sufficient funding to continue our operations, our primary objective is to advance our investigational drugs for multiple orphan oncology indications. We are currently focused on two core programs – CA4P as an immuno-oncology agent and OXi4503 for the treatment of AML. In our AML program, our aim is to obtain clinical data with a dose of OXi4503 higher than the five doses tested to date. In our immuno-oncology program, our aim is to obtain our first clinical data of CA4P in combination with immuno-oncology agents. The key elements of our strategy currently include:

•	Continue to test OXi4503 in the dose-escalating study OX1222, and obtain data for the next scheduled cohort of the study: We have completed five ascending dose cohorts of OXi4503 in combination with cytarabine in Study OX1222 in patients with relapsed/refractory AML. Among the first four cohorts, we observed three complete remissions after two cycles of treatment (18%) with low doses of OXi4503 (3.75 to 7.81 mg/m2). In the fifth cohort, we observed two complete remissions after one cycle of treatment (50%) with a higher dose of OXi4503 (9.76 mg/m2), and have not observed dose-limiting toxicities or reached the maximum tolerable dose (MTD). The protocol for OX1222 provides for giving patients additional higher doses of OXi4503 until an MTD is achieved. However, we have not enrolled patients beyond the fifth cohort due to our limited cash resources. Subject to securing sufficient funding to continue our operations, we plan to enroll patients into a sixth cohort (12.2 mg/m2) of this trial in order to obtain additional information regarding the safety and efficacy of OXi4503. Because we have seen signs of efficacy, we are planning to expand the sixth and future cohorts to approximately 10 patients per cohort in order to better assess the potential efficacy of OXi4503.

•	Initiate clinical trial of CA4P in combination with an immuno-oncology agent: Based on preclinical data generated to date and support of two well-known immuno-oncology clinical investigators, we intend to initiate the first human clinical trial combining CA4P and an approved immuno-oncology agent in order to make initial determinations of whether the combination results in improved patient outcomes.

•	Continue to discuss CA4P and OXi4503 collaboration opportunities with larger pharmaceutical companies: We intend to find a partner to acquire the marketing rights to our product candidates and to finance further clinical studies. We have been in discussions with larger pharmaceutical companies and plan to continue these discussions for both our core programs, as well as other programs, and will seek to complete a transaction once we reach mutual agreement on terms.

Summary Risk Factors

Our business is subject to numerous risks described in the section entitled “Risk Factors” and elsewhere in this prospectus. You should carefully consider these risks before making an investment. Some of these risks include:

•	Our product candidates have not completed clinical trials, and may not demonstrate sufficient efficacy or a sufficient safety profile either to justify continuing clinical trials and/or to receive FDA approval for the indications studied;

•	We have limited financial resources and will need additional funds to continue our operations, but we may be unable to raise additional capital when it is necessary to do so or to raise additional capital on terms favorable to us;

•	If we are unable to obtain required regulatory approvals, we will be unable to market and sell our products;

•	If we or the third parties on which we rely to conduct our clinical trials fail to conduct those trials in accordance with good clinical practices and related regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates;

•	We have no manufacturing capacities and have relied on, and will continue to rely on, third party manufacturers to produce our product candidates;

•	The use of our products may result in product liability exposure, and we may not have sufficient insurance coverage to cover all claims;

•	We depend on a small number of employees and advisors to run our operations;

•	We have a history of losses, and we anticipate that we will continue to incur losses in the future;

•	Our auditors have included in their audit report an explanatory paragraph as to substantial doubt as to our ability to continue as a going concern;

•	Our industry is highly competitive, and our products may become obsolete;

•	We depend on patents and proprietary technology and license patents and proprietary technology from others; we must protect our patents and technology and must maintain these licenses in order to protect our business; and

•	We have been granted orphan drug status for certain of our product candidates and may seek orphan drug status for other product candidates, but if we are unable to maintain or obtain orphan drug status for our product candidates, we may be unsuccessful in maintaining or obtaining orphan drug exclusivity.

Private Placement Transaction

On April 12, 2018, we entered into subscription agreements, or the Subscription Agreements, with certain of the selling securityholders in connection with the sale of 58.5 Units, or the Units, at a purchase price of $50,000 per Unit. The Units were sold as part of a private placement, or the Private Placement, consisting of a minimum of 20 Units ($1 million aggregate purchase price) and a maximum of 80 Units ($4 million aggregate purchase price). Each Unit consisted of 250,000 shares of common stock and warrants to purchase up to 250,000 shares of common stock. The purchase price of the common stock in the Units was $0.20 per share and the exercise price of the warrants is $0.40 per share. On April 30, 2018, we sold an additional Unit in a final closing and terminated the Private Placement. The estimated net proceeds from the Private Placement were $2.4 million, and we expect to use these proceeds for working capital, research and development activities and general corporate purposes, including continuing our research and development efforts for our investigational drug, OXi4503.

The warrants in each Unit consisted of Series A Warrants to purchase up to 125,000 shares of common stock and Series B Warrants to purchase up to 125,000 shares of common stock. The Series A Warrants were immediately exercisable and remain exercisable for two years following the initial closing, and the Series B Warrants became exercisable on June 20, 2018 following our 2018 annual meeting where our shareholders approved an amendment to the Company’s certificate of incorporation to increase the number of authorized shares of the Company’s common stock in an amount sufficient for the full exercise of the Series B Warrants and remain exercisable for two years following June 20, 2018.

The Warrants contain limitations that prevent a holder from acquiring shares of the common stock upon exercise of a Warrant that would result in the number of shares of common stock beneficially owned by the holder and its affiliates exceeding 9.99% of the total number of shares of our common stock then issued and outstanding. In addition, upon certain reorganizations of the Company, the Warrants may become exercisable for securities in a successor entity equal to the value of the Warrants.

In connection with the final closing of the Private Placement, we and the selling securityholders entered into a Registration Rights Agreement, or the Registration Rights Agreement. Per the terms of the Registration Rights Agreement, we agreed to file a registration statement on Form S-1 with the SEC registering for resale the shares of common stock issued in the Private Placement and the shares of common stock issuable upon exercise of the Warrants within 60 days after the final closing date of the Private Placement. We agreed to cause this registration statement on Form S-1 to be declared effective within 90 days of the final closing date of the Private Placement (120 days if the registration statement is selected for review by the SEC), subject to any resale limitation imposed by the SEC. The registration statement of which this prospectus forms a part is being filed in connection with our obligations pursuant to the Registration Rights Agreement.

On February 7, 2018, we entered into an engagement letter agreement, or the Engagement Agreement, with Divine Capital Markets LLC, or Divine, whereby Divine agreed to act as placement agent for the Company on a “best efforts basis” in connection with the Private Placement. Per the terms of the Engagement Agreement, we agreed to pay Divine a fee equal to 10% of the gross proceeds raised in the Private Placement and agreed to issue to Divine a warrant, or the Placement Agent Warrant, to purchase that number of shares of common stock equal to 10% of the aggregate number of shares of common stock sold to the selling securityholders at an exercise price of $0.20 per share. We also agreed to pay Divine a 3% non-refundable expense allowance. We are also registering 1,487,500 shares of common stock underlying the Placement Agent Warrants.

The securities issued in the Private Placement were issued in reliance upon exemptions from registration requirements pursuant to Section 4(a)(2) under the Securities Act of 1933, as amended, the rules promulgated thereunder and pursuant to applicable state securities laws and regulations.

Company Background

We were originally incorporated in 1988 in New York as OXiGENE, Inc. and reincorporated as a Delaware corporation in 1992. In 2016, we changed our name to Mateon Therapeutics, Inc. Our principal corporate office is in the United States at 701 Gateway Boulevard, Suite 210, South San Francisco, California 94080 (telephone: (650) 635-7000). Our Internet address is www.mateon.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, are available to you free of charge through the “Investors & News” section of our website as soon as reasonably practicable after such materials have been electronically filed with, or furnished to, the SEC. Information contained on our website does not form a part of this prospectus.

The Offering

Common stock offered by the selling securityholders	14,875,000 shares and up to 14,875,000 shares issuable upon the exercise of the Warrants. We are also registering for resale 1,487,500 shares of our common stock issuable upon exercise of the Placement Agent Warrant.

Use of proceeds	We will not receive any proceeds from the sale of common stock by the selling securityholders. To the extent the Warrants are exercised for cash, if at all, we will receive the exercise price for those Warrants. If all Warrants, including the Placement Agent Warrant, are exercised for cash, we would receive $6.2 million, which we intend to use for working capital and general corporate purposes. For additional information on the methods of sale that may be used by the selling securityholders, see “Use of Proceeds.”

Risk factors	You should read the “Risk Factors” section of, and all of the other information set forth in, this prospectus to consider carefully before deciding to purchase any shares of our common stock.

OTC Market	Our common stock is traded on the OTC Market under the symbol “MATN.” Our warrants are not listed for trading on any securities exchange or nationally recognized trading system.

Summary Consolidated Financial Data

The pro forma balance sheet data gives effect to the sale of securities sold in the Private Placement at a sales price of $0.20 per share of common stock and associated Warrants to purchase common stock issued to the selling securityholders in connection with the Private Placement and after deducting estimated placement agent fees and offering expenses payable by us. Our historical results are not necessarily indicative of results to be expected for any future period. The summary financial data in this section are not intended to replace our consolidated financial statements and the related notes. The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus.

Statement of Operations Data:

	Year ended December 31,		Three months ended March 31,
(in thousands)	2017	2016	2018	2017
			(unaudited)
Operating expenses:
Research and development	$10,471	$8,764	$225	$2,848
General and administrative	3,371	4,995	570	1,122

Total operating expenses	13,842	13,759	795	3,970

Loss from operations	(13,842)	(13,759)	(795)	(3,970)
Interest income	35	106	1	14
Other income (expense), net	(5)	(1)	—	(2)

Net loss and comprehensive loss	$(13,812)	$(13,654)	$(794)	$(3,958)

Basic and diluted net loss per share attributable to common stock	$(0.52)	$(0.51)	$(0.03)	$(0.15)

Weighted-average number of common shares outstanding	26,545	26,545	26,545	26,545

Balance Sheet Data:

(in thousands)	December 31, 2017	March 31, 2018	March 31, 2018
		(unaudited)	(as adjusted, unaudited)
Cash and cash equivalents	$1,115	$233	$2,671
Prepaid expenses and other assets	57	204	204

Total assets	$1,172	$437	$2,875

Total current liabilities	$1,649	$1,524	$1,524
Total stockholders’ equity/(deficit)	(477)	(1,087)	1,351

Total liabilities and stockholders’ equity/(deficit)	$1,172	$437	$2,875

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully review and consider the following risk factors and in the sections entitled “Risk Factors” contained in our most recent annual report on Form 10-K, which has been filed with the SEC and is incorporated by reference in this prospectus, as well as any updates thereto contained in subsequent filings with the SEC, and all other information contained in this prospectus and incorporated by reference into the prospectus before purchasing our securities. The risks and uncertainties described below are not the only ones facing our Company. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Risks Related to Our Business

If we are unable to obtain additional funding, we may be forced to cease operations.

We have experienced net losses every year since inception and, as of March 31, 2018, had an accumulated deficit of approximately $293 million. We have no source of revenue and do not expect to receive any product revenue in the near future. If we remain in business, we expect to incur additional operating losses over the next several years, principally as a result of our continuing development of our investigational drugs. As of March 31, 2018, we had approximately $0.2 million in cash and cash equivalents and current liabilities of approximately $1.5 million. Based on our planned operations and $2.4 million in net proceeds from the private placement completed in April 2018, Management expects to be able to support operations only into the fourth quarter of 2018. Prior to this time, we will need to secure additional funding or we may be forced to terminate or further curtail operations. Because we do not currently have a guaranteed source of capital that will sustain operations for at least the next twelve months, Management has determined that there is substantial doubt about our ability to continue as a going concern.

The principal source of our working capital to date has been the proceeds from the sale of equity. If we are unable to access additional funds in the near term, whether through the sale of additional equity or another means, we may not be able to continue in business. We also may not be able to continue the development of our investigational drugs. Any additional equity financing, if available to us, may not be available on favorable terms and would most likely be dilutive to stockholders. Any debt financing, if available, may involve restrictive covenants and also be dilutive to current stockholders. If we obtain funds through collaborative or licensing arrangements, we may be required to relinquish rights to some of our technologies or product candidates on terms that are not favorable to us. Our ability to access capital when needed is not assured.

In their audit report with regard to our financial statements as of December 31, 2017, our independent registered public accountants expressed an opinion that substantial doubt exists as to whether we can continue as a going concern. Because we have limited cash resources, we believe that it will be necessary for us to either raise additional capital before the end of 2018 or to enter into a license or other agreement with a larger pharmaceutical company before the end of 2018. If we do not succeed in doing so, we may be required to suspend or cease our business, which would likely materially harm the value of our common stock.

We will require additional capital funding, the receipt of which may impair the value of our common stock.

Our future capital requirements depend on many factors, including our research, development, sales and marketing activities. We will need to raise additional capital through public or private equity or debt offerings or through arrangements with strategic partners or other sources in order to continue to develop our product candidates. There can be no assurance that additional capital will be available when needed or on terms satisfactory to us, if at all. To the extent we raise additional capital by issuing equity securities, our shareholders may experience substantial dilution and the new equity securities may have greater rights, preferences or privileges than our existing common stock.

Due in part to our limited financial resources, we may fail to select or capitalize on the most scientifically, clinically or commercially promising or profitable indications or therapeutic areas for our product candidates, and we may be unable to pursue and complete the clinical trials that we would like to pursue and complete.

We have limited financial and technical resources to determine the indications on which we should focus the development efforts for our product candidates. Due to our limited available financial resources, we have curtailed clinical development programs and activities that might otherwise have led to more rapid progress of our product candidates through the regulatory and development processes. We currently have limited financial resources to complete our planned drug development work, which is limited to one additional cohort in our Study OX1222 of OXi4503 for relapsed/refractory AML and initiating a clinical trial of CA4P in combination with an approved immuno-oncology agent. Due to our limited financial resources, we cannot assure you that we will be able to complete either of these programs.

We may make incorrect determinations with regard to the indications and clinical trials on which to focus the available resources that we do have. Furthermore, we cannot assure you that we will be able to retain adequate staffing levels to run our operations and/or to accomplish all of the objectives that we otherwise would seek to accomplish. We currently are required by our financial resources to engage only in limited clinical activities. The decisions to allocate our research, management and financial resources toward particular indications or therapeutic areas for our product candidates may not lead to the development of viable commercial products and may divert resources from better opportunities. Similarly, our decisions to delay or terminate drug development programs may also cause us to miss valuable opportunities. In addition, from time to time, we may in-license or otherwise acquire product candidates to supplement our internal development activities. Those activities may use resources that otherwise would have been devoted to our internal programs, and with research and development programs there is no way to assure that the outcome of any trials or other activities will be positive, whether the program was internally generated or in-licensed.

If we are unable to obtain required regulatory approvals, we will be unable to market and sell our product candidates.

Our product candidates are subject to extensive governmental regulations relating to development, clinical trials, manufacturing, oversight of clinical investigators, recordkeeping and commercialization. Rigorous preclinical testing and clinical trials and an extensive regulatory review and approval process are required to be successfully completed in the United States, in the European Union and in many other foreign jurisdictions before a new drug can be sold. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain, and subject to unanticipated delays. The time required to obtain approval by the FDA or the European Medicines Agency, or EMA, is unpredictable and often takes many years following the commencement of clinical trials.

In connection with the clinical development of our product candidates, we face risks that:

•	our product candidates may not prove to be safe and efficacious;

•	patients may die or suffer serious adverse effects for reasons that may or may not be related to the product candidate being tested;

•	we fail to maintain adequate records of observations and data from our clinical trials, to establish and maintain sufficient procedures to oversee, collect data from, and manage clinical trials, or to monitor clinical trial sites and investigators to the satisfaction of the FDA, EMA or other regulatory agencies;

•	we may not have sufficient financial resources to complete the clinical trials that would be necessary to obtain regulatory approvals;

•	the results of later-phase clinical trials may not confirm the results of earlier clinical trials; and

•	the results from clinical trials may not meet the level of statistical significance or clinical benefit-to-risk ratio required by the FDA, EMA or other regulatory agencies for marketing approval.

Only a small percentage of product candidates for which clinical trials are initiated are the subject of NDAs and even fewer receive approval for commercialization. Furthermore, even if we do receive regulatory approval to market a product candidate, any such approval may be subject to limitations such as those on the indicated uses for which we may market the product.

If we or the third parties on which we rely for the conduct of our clinical trials and results do not perform our clinical trial activities in accordance with good clinical practices and related regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates.

We currently use independent clinical investigators in all of our clinical trials and, in many cases, also utilize contract research organizations, or CROs, and other third-party service providers to conduct and/or oversee the clinical trials of our product candidates and expect to continue to do so for the foreseeable future. We rely heavily on these parties for successful execution of our clinical trials. Nonetheless, we are responsible for confirming that each of our clinical trials is conducted in accordance with the FDA’s requirements and our general investigational plan and protocol. Currently, we have clinical trial activities involving CA4P and OXi4503 being conducted by clinical investigators who are independent of us, but with whom we have agreements for them to provide the results of their clinical trials to us. In order for us to rely on data from these ongoing clinical trials in support of a New Drug Application, or NDA, for approval of any of our product candidates by the FDA or similar types of marketing applications that are required by other regulatory authorities, the independent investigators are required to comply with applicable good clinical practice requirements.

The FDA and corresponding foreign regulatory authorities require us and our clinical investigators to comply with regulations and standards, commonly referred to as good clinical practices, or GCPs, for conducting and recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. Third parties may not complete activities on schedule or may not conduct our clinical trials in accordance with regulatory requirements or the respective trial plans and protocols. The failure of these third parties to carry out their obligations could delay or prevent the development, approval and commercialization of our product candidates or result in enforcement action against us.

We have taken and continue to take steps to strengthen our procedures and practices, but we cannot assure you that the FDA will be satisfied with our procedures or that the FDA will not issue warning letters or take other enforcement action against us in the future. The steps we take to strengthen our procedures and conduct future clinical trials necessary for approval will be time-consuming and expensive.

We may encounter difficulties in expanding our operations successfully if and when we evolve from a company that is primarily involved in clinical development to a company that is also involved in commercialization.

As we advance our product candidates through later stages of clinical trials, we will need to expand our development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with such third parties, as well as additional collaborators, distributors, marketers and suppliers.

Maintaining third party relationships for these purposes will impose significant added responsibilities on members of our management and other personnel. We must be able to manage our development efforts effectively, manage our participation in the clinical trials in which our product candidates are involved effectively, and improve our managerial, development, operational and finance systems, all of which may impose a strain on our administrative and operational infrastructure.

If, following any approval of our product candidates, we enter into arrangements with third parties to perform sales, marketing or distribution services, any product revenues that we receive, or the profitability of these product revenues to us, are likely to be lower than if we were to market and sell any products that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell and market our products or in doing so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our products.

If we were to submit an NDA for our drug candidates in the United States or a marketing application in the EU, we would need to undertake commercial scale manufacturing activities at significant expense to us in order to proceed with the application for approval for commercialization. We or our external vendors may encounter technical difficulties that preclude us from successfully manufacturing the required registration and validation batches of active pharmaceutical ingredient, or API, and/or drug product and we may be unable to recover any financial losses associated with the manufacturing activities. Further, our research or product development efforts may not be successfully completed, any compounds currently under development by us may not be successfully developed into drugs, any potential products may not receive regulatory approval on a timely basis, if at all, and competitors may develop and bring to market products or technologies that render our potential products obsolete. If any of these problems occur, our business would be materially and adversely affected.

We have no manufacturing capacity and have relied on, and expect to continue to rely on, third-party manufacturers to produce our product candidates.

We do not own or operate manufacturing facilities for the production of clinical or commercial quantities of our product candidates or any of the compounds that we are testing in our preclinical programs, and we lack the resources and the capabilities to do so. As a result, we currently rely, and we expect to rely for the foreseeable future, on third-party manufacturers to supply our product candidates. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured our product candidates or products ourselves, including:

•	reliance on third-parties for manufacturing process development, regulatory compliance and quality assurance;

•	limitations on supply availability resulting from capacity and scheduling constraints of third-parties;

•	the possible breach of manufacturing agreements by third-parties because of factors beyond our control; and

•	the possible termination or non-renewal of the manufacturing agreements by the third-party, at a time that is costly or inconvenient to us.

If we do not maintain our developed important manufacturing relationships, we may fail to find replacement manufacturers or develop our own manufacturing capabilities, which could delay or impair our ability to obtain regulatory approval for our products and substantially increase our costs or deplete profit margins, if any. If we do find replacement manufacturers, we may not be able to enter into agreements with them on terms and conditions favorable to us, and there could be a substantial delay before new facilities could be qualified and registered with the FDA, EMA and other foreign regulatory authorities.

The FDA, EMA and other foreign regulatory authorities require manufacturers to register manufacturing facilities. The FDA and corresponding foreign regulators also inspect these facilities to confirm compliance with current good manufacturing practices, or cGMPs. Contract manufacturers may face manufacturing or quality control problems causing drug substance production and shipment delays or a situation where the contractor may not be able to maintain compliance with the applicable cGMP requirements. Any failure to comply with cGMP requirements or other FDA, EMA and comparable foreign regulatory requirements could adversely affect our clinical research activities and our ability to develop our product candidates and market our products after approval.

Our current and anticipated future dependence upon others for the manufacture of our product candidates may adversely affect our ability to develop our product candidates, our ability to commercialize any products that receive regulatory approval and our potential future profit margins on these products.

Our product candidates have not completed clinical trials, and may never demonstrate sufficient safety and efficacy in order to do so.

Our product candidates are in the clinical stage of development. In order to achieve profitable operations, we alone or in collaboration with others, must successfully develop, manufacture, introduce and market our products. The time frame necessary to achieve market success for any individual product is long and uncertain. The products currently under development by us may require significant additional research and development and additional preclinical and clinical testing prior to application for commercial use. A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in clinical trials, even after showing promising results in early or later-stage studies or clinical trials. Although we have obtained some favorable results to date in preclinical studies and clinical trials of certain of our potential products, such results may not be indicative of results that will ultimately be obtained in or throughout such clinical trials, and clinical trials may not show any of our products to be safe or capable of producing a desired result. Additionally, we may encounter problems in our clinical trials that may cause us to delay, suspend or terminate those clinical trials.

Adverse events observed to date and associated with CA4P and OXi4503 have generally been found to be manageable for drugs treating the indications for which we are developing our product candidates. However, we will be required to continue to test and evaluate the safety of our product candidates in additional clinical trials, and to demonstrate their safety to the satisfaction of appropriate regulatory agencies, as a condition to receipt of any regulatory approvals. In clinical trials to date, transient hypertension believed to be associated with CA4P and OXi4503 has been effectively managed through pre-treatment with anti-hypertensive medication. We cannot assure you, however, that we will be able to make the necessary demonstrations of safety to allow us to receive regulatory approval for our product candidates in any indication.

We only have a limited number of employees to manage and operate our business.

As of March 30, 2018, we had a total of two full-time employees. Our limited financial resources require us to manage and operate our business in a highly efficient manner. We cannot assure you that we will be able to retain adequate staffing levels to run our operations and/or to accomplish all of the objectives that we otherwise would seek to accomplish.

We have a history of losses, and we anticipate that we will continue to incur losses in the future; our auditors have included in their audit report an explanatory paragraph as to substantial doubt as to our ability to continue as a going concern.

We have experienced net losses every year since our inception and, as of December 31, 2017, had an accumulated deficit of approximately $292 million. Our auditors have included in their audit report a “going concern” explanatory paragraph as to substantial doubt as to our ability to continue as a going concern that assumes the realization of our assets and the satisfaction of our liabilities and commitments in the normal course of business. We anticipate continuing to incur substantial additional losses over at least the next several years due to, among other factors, our continuing clinical trials and development activities with respect to our VDA drug candidates, technologies, and anticipated research and development activities and the general and administrative expenses associated with those activities. We have not yet commercialized any product candidates. Our ability to attain profitability will depend upon our ability to develop and commercialize products that are effective and commercially viable, to obtain regulatory approval for the manufacture and sale of our products and to license or otherwise market our products successfully. We may never achieve profitability.

We depend on our executive officers and principal consultants and the loss of their services could materially harm our business.

We believe that our success depends, and will likely continue to depend, upon our ability to retain the services of our current executive officers, particularly our Chief Executive Officer and Chief Financial Officer, our principal consultants and others. Our executive officers have been working at 50% salaries since early October 2017, which increases the risk that we may not be able to retain their services. The loss of the services of any of these individuals could have a material adverse effect on our business. In addition to these key service providers, we have established relationships with universities, hospitals and research institutions, which have historically provided, and continue to provide, us with access to research laboratories, clinical trials, facilities and patients. Additionally, we believe that we may, at any time and from time to time, materially depend on the services of consultants and other unaffiliated third parties. We cannot assure you that consultants and other unaffiliated third parties will provide the level of service to us that we require in order to achieve our business objectives.

Our industry is highly competitive, and our product candidates may become obsolete.

We are engaged in a rapidly evolving field. Competition from other pharmaceutical companies, biotechnology companies and research and academic institutions is intense and likely to increase. Many of those companies and institutions have substantially greater financial, technical and human resources than we do. Many of those companies and institutions also have substantially greater experience in developing products, conducting clinical trials, obtaining regulatory approval and in manufacturing and marketing pharmaceutical products. Our competitors may succeed in obtaining regulatory approval for their products more rapidly than we do. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products. Some of these competitive products may have an entirely different approach or means of accomplishing the desired therapeutic effect than products being developed by us. Our competitors may succeed in developing products that are more effective and/or cost competitive than those we are developing, or that would render our product candidates less competitive or even obsolete. In addition, one or more of our competitors may achieve product commercialization or patent protection earlier than we do, which could materially adversely affect us.

We depend extensively on the patents and proprietary technology we license from others, and we must maintain these licenses in order to preserve our business.

We have licensed in rights to CA4P, OXi4503 and other programs from third parties. If our license agreements terminate or expire, we may lose the licensed rights to our product candidates, including CA4P and OXi4503, and we may not be able to continue to develop them or, if they are approved, we may not be able to market or commercialize them.

We depend on license agreements with third-parties for certain intellectual property rights relating to our product candidates, including patent rights. Currently, we have licensed in certain patent rights from Arizona State University, or ASU, and the Bristol-Myers Squibb Company for CA4P and OXi4503 and from Baylor University for other programs. In general, our license agreements require us to make payments and satisfy performance obligations in order to keep these agreements in effect and retain our rights under them. These payment obligations can include upfront fees, maintenance fees, milestones, royalties, patent prosecution expenses, and other fees. These performance obligations typically include diligence obligations. If we fail to pay, be diligent or otherwise perform as required under our license agreements, we could lose the rights under the patents and other intellectual property rights covered by the agreements. While we are not currently aware of any dispute with any licensors under our material agreements with them, if disputes arise under any of our in-licenses, including our in-licenses from ASU, the Bristol-Myers Squibb Company and Baylor University, we could lose our rights under these agreements. Any such dispute may not be resolvable on favorable terms, or at all. Whether or not any disputes of this kind are favorably resolved, our management’s time and attention and our other resources could be consumed by the need to attend to and seek to resolve these disputes and our business could be harmed by the emergence of such a dispute.

If we lose our rights under these agreements, we may not be able to conduct any further activities with the product candidate or program that the license covered. If this were to happen, we might not be able to develop our product candidates further, or following regulatory approval, if any, we might be prohibited from marketing or commercializing them. In particular, patents previously licensed to us, such as the patents we previously licensed from Angiogene, might after termination be used to stop us from conducting activities in the patents’ respective fields.

We depend on patents and proprietary technology in the course of our business, and we must protect those assets in order to preserve our business.

Although we expect to seek patent protection for any compounds we discover and/or for any specific use we discover for new or previously known compounds, any or all of them may not be subject to effective patent protection. Further, the development of regimens for the administration of pharmaceuticals, which generally involve specifications for the frequency, timing and amount of dosages, has been, and we believe, may continue to be, important to our effort, although those processes, as such, may not be patentable. In addition, the issued patents may be declared invalid or our competitors may find ways to avoid the claims in the patents.

Our success will depend, in part, on our ability to obtain patents, protect our trade secrets and operate without infringing on the proprietary rights of others. We are the exclusive licensee, sole assignee or co-assignee on a number of granted United States patents, pending United States patent applications, and granted patents and/or pending applications in several other major markets, including the European Union, Canada and Japan. The patent position of pharmaceutical and biotechnology firms like us is generally highly uncertain and involves complex legal and factual questions, resulting in both an apparent inconsistency regarding the breadth of claims allowed in United States patents and general uncertainty as to their legal interpretation and enforceability. Accordingly, patent applications assigned or exclusively licensed to us may not result in patents being issued, any issued patents assigned or exclusively licensed to us may not provide us with competitive protection or may be challenged by others, and the current or future granted patents of others may have an adverse effect on our ability to do business and achieve profitability. Moreover, because some of the basic research relating to one or more of our patent applications and/or patents were performed at various universities and/or funded by grants, one or more of these universities, employees of such universities and/or grantors could assert that they have certain rights in such research and any resulting products. Further, others may independently develop similar products, may duplicate our products, or may design around our patent rights. In addition, as a result of the assertion of rights by a third-party or otherwise, we may be required to obtain licenses to patents or other proprietary rights of others in or outside of the United States. Any licenses required under any such patents or proprietary rights may not be made available on terms acceptable to us, if at all. If we do not obtain such licenses, we could encounter delays in product market introductions while our attempts to design around such patents or could find that the development, manufacture or sale of products requiring such licenses is foreclosed. In addition, we could incur substantial costs in defending ourselves in suits brought against us or in connection with patents to which we hold licenses or in bringing suit to protect our own patents against infringement.

We require employees and the institutions that perform our preclinical and clinical trials to enter into confidentiality agreements with us. Those agreements provide that all confidential information developed or made known to a party to any such agreement during the course of the relationship with us be kept confidential and not be disclosed to third-parties, except in specific circumstances. Any such agreement may not provide meaningful protection for our trade secrets or other confidential information in the event of unauthorized use or disclosure of such information.

The use of our products may result in product liability exposure, and it is uncertain whether our insurance coverage will be sufficient to cover all claims.

The use of our product candidates in clinical trials may expose us to liability claims in the event such product candidates cause death, injury or disease, or result in adverse effects. We may be exposed to liability claims even if our product did not cause death, injury or diseases, but is merely presumed or alleged to have caused any of these. If our product candidates are ever commercially approved, the commercial use of these products may also expose us to similar liability claims. Any of these claims could be made by health care institutions, contract laboratories, patients or others using such products. Although we have obtained liability insurance coverage for our ongoing clinical trials, this coverage may not be in amounts sufficient to protect us from any product liability claims or product recalls which could have a material adverse effect on our financial condition and prospects. Further, adverse product and similar liability claims could negatively impact our ability to obtain or maintain regulatory approvals for our technology and product candidates under development.

If clinical trials or regulatory approval processes for our product candidates are prolonged, delayed or suspended, we may be unable to out-license or commercialize our product candidates on a timely basis, which would require us to incur additional costs and delay or prevent our receipt of any proceeds from potential license agreements or product sales.

We cannot predict whether we will encounter problems with any of our completed, ongoing or planned clinical trials that will cause us or any regulatory authority to delay or suspend those clinical trials or delay or invalidate the analysis of data derived from them. A number of events, including any of the following, could delay the completion of our other ongoing and planned clinical trials and negatively impact our ability to obtain regulatory approval for, and to market and sell, a particular product candidate:

•	conditions imposed on us by the FDA, EMA or another foreign regulatory authority regarding the scope or design of our clinical trials;

•	delays in obtaining, or our inability to obtain, required approvals from institutional review boards or other reviewing entities at clinical sites selected for participation in our clinical trials;

•	insufficient supply of our product candidates or other materials necessary to conduct and complete our clinical trials;

•	slow enrollment and retention rate of subjects in clinical trials;

•	any compliance audits and pre-approval inspections by the FDA, EMA or other regulatory authorities;

•	negative or inconclusive results from clinical trials, or results that are inconsistent with earlier results;

•	serious and unexpected drug-related side effects; and

•	failure of our third-party contractors to comply with regulatory requirements or otherwise meet their contractual obligations to us.

Commercialization or licensure of our product candidates may be delayed or prevented by the imposition of additional conditions on our clinical trials by the FDA, EMA or another foreign regulatory authority or the requirement of additional supportive clinical trials by the FDA, EMA or another foreign regulatory authority. In addition, clinical trials require sufficient patient enrollment, which is a function of many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites, the availability of effective treatments for the relevant disease, the conduct of other clinical trials that compete for the same patients as our clinical trials, and the eligibility criteria for our clinical trials. Our failure to enroll patients in our clinical trials could delay the completion of the clinical trial beyond our expectations, or it could prevent us from being able to complete the clinical trial. In addition, the FDA and EMA could require us to conduct clinical trials with a larger number of subjects than we have projected for any of our product candidates. We may not be able to enroll a sufficient number of patients in a timely or cost-effective manner. Furthermore, enrolled patients may drop out of our clinical trials, which could impair the validity or statistical significance of the clinical trials.

We do not know whether our clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, if at all. Delays in our clinical trials will result in increased development costs for our product candidates, and our financial resources may be insufficient to fund any incremental costs. In addition, if our clinical trials are delayed, our competitors may be able to bring products to market before we do and the commercial viability of our product candidates could be limited.

We have been granted orphan drug status for certain of our product candidates and may seek orphan drug status for additional indications for those product candidates or for additional product candidates. We may be unsuccessful in maintaining orphan drug exclusivity for our product candidates and may be unsuccessful in our efforts to seek orphan drug status and orphan drug exclusivity.

Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a disease with a patient population of fewer than 200,000 individuals in the United States. Our lead product candidate, OXi4503, has been awarded orphan drug status by the FDA and the European Commission for the treatment of acute myelogenous leukemia. Our other product candidate, CA4P, has been awarded orphan drug status by the FDA for the treatment of anaplastic, medullary, Stage IV papillary and Stage IV follicular thyroid cancers, ovarian cancer, neuroendocrine tumors and glioma. CA4P has also been awarded orphan drug status by the European Commission in the European Union for the treatment of anaplastic thyroid cancer, ovarian cancer and neuroendocrine tumors.

Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the EMA or the FDA from approving another marketing application for the same drug for the same indication during the period of exclusivity. The applicable period is seven years in the United States and ten years in the European Union. The European exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be lost if the FDA or the EMA determines that the request for designation was materially defective, if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

Even if we obtain orphan drug exclusivity for a product candidate or additional product candidates, that exclusivity may not effectively protect the product candidate from competition because different drugs can be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve a different drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.

Our product candidates will remain subject to ongoing regulatory review even if they receive marketing approval, and if we fail to comply with continuing regulations, we could lose these approvals and the sale of any approved commercial products could be suspended.

Even if we receive regulatory approval to market a particular product candidate, the manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, and record keeping related to the product will remain subject to extensive regulatory requirements. If we fail to comply with the regulatory requirements of the FDA, EMA and other applicable domestic and foreign regulatory authorities or previously unknown problems with any approved product, manufacturer, or manufacturing process are discovered, we could be subject to administrative or judicially imposed sanctions, including:

•	restrictions on the products, manufacturers, or manufacturing processes;

•	warning letters;

•	civil or criminal penalties;

•	fines;

•	injunctions;

•	product seizures or detentions;

•	pressure to initiate voluntary product recalls;

•	suspension or withdrawal of regulatory approvals; and

•	refusal to approve pending applications for marketing approval of new products or supplements to approved applications.

If physicians and patients do not accept our future products or if the market for indications for which any product candidate is approved is smaller than expected, we may be unable to generate significant revenue, if any.

Even if any of our product candidates obtain regulatory approval, they may not gain market acceptance among physicians, patients, and third-party payers. Physicians may decide not to prescribe our drugs for a variety of reasons including:

•	timing of market introduction of competitive products;

•	demonstration of clinical safety and efficacy compared to other products;

•	cost-effectiveness;

•	limited or no coverage by third-party payers;

•	convenience and ease of administration;

•	prevalence and severity of adverse side effects;

•	restrictions in the label of the drug;

•	other potential advantages of alternative treatment methods; and

•	ineffective marketing and distribution support of our products.

If any of our product candidates is approved, but fails to achieve market acceptance, we may not be able to generate significant revenue and our business would suffer.

The uncertainty associated with pharmaceutical reimbursement and related matters may adversely affect our business.

Market acceptance and sales of any one or more of our product candidates that we develop will depend on reimbursement policies and may be affected by future healthcare reform measures in the United States and in foreign jurisdictions. Government authorities and third-party payers, such as private health insurers and health maintenance organizations, decide which drugs they will cover and establish payment levels. We cannot be certain that reimbursement will be available for any product candidates that we develop. Also, we cannot be certain that reimbursement policies will not reduce the demand for, or the price paid for, our products. If reimbursement is not available or is available on a limited basis, we may not be able to successfully commercialize any product candidates that we develop.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, also called the Medicare Modernization Act, or MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation established Medicare Part D, which expanded Medicare coverage for outpatient prescription drug purchases by the elderly but provided authority for limiting the number of drugs that will be covered in any therapeutic class. The MMA also introduced a new reimbursement methodology based on average sales prices for physician-administered drugs.

The United States and several foreign jurisdictions are considering, or have already enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payers in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access to healthcare. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. We expect to experience pricing pressures in connection with the sale of any products that we develop due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative proposals.

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively, ACA, became law in the U.S. The goal of ACA is to reduce the cost of health care and substantially change the way health care is financed by both government and private insurers. While we cannot predict what impact on federal reimbursement policies this legislation will have in general or on our business specifically, the ACA may result in downward pressure on pharmaceutical reimbursement, which could negatively affect market acceptance of, and the price we may charge for, any products we develop that receive regulatory approval. We also cannot predict the impact of ACA on us as many of the ACA reforms require the promulgation of detailed regulations implementing the statutory provisions, which have not yet been fully implemented.

More recently, the current U.S. presidential administration has made statements suggesting plans to seek repeal of all or portions of the ACA, and the U.S. Congress is considering such repeal or partial repeal and replacement. There is uncertainty regarding the impact that the President’s administration may have on matters currently governed by the ACA, if any, and any regulatory or legislative changes will likely take time to unfold. These changes could have an impact on coverage and reimbursement for healthcare items and services covered by plans that were authorized by the ACA. However, we cannot predict the ultimate content, timing or effect of any healthcare reform legislation or the impact of potential legislation on us. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products.

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

Our operations and the financial results of our operations could be adversely affected by general conditions in the global economy and in the global financial markets. Global financial concerns have caused, and may continue to cause, extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn could result in a variety of risks to our business, including our ability to raise additional capital when needed on acceptable terms, if at all. We cannot currently anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

Our business and operations could suffer in the event of system failures.

Despite the implementation of security measures, our internal computer systems and those of our third-party CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Furthermore, we have little or no control over the security measures and computer systems of our third-party CROs and other contractors and consultants. While we have not experienced any material system failure, accident, or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our programs. For example, the loss of clinical trial data for our product candidates could result in delays in our marketing approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications or other data or applications relating to our technology or product candidates, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities and the further development of our product candidates could be delayed.

Our employees, principal investigators, CROs and consultants may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk that our employees, principal investigators, CROs and consultants may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violate the regulations of the FDA and other regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities; healthcare fraud and abuse laws and regulations in the United States and abroad; or laws that require the reporting of financial information or data accurately. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. Activities subject to these laws also involve the improper use of information obtained in the course of clinical trials or creating fraudulent data in our preclinical studies or clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation.

We have a code of conduct applicable to all of our employees, but it is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

We, or the third parties upon whom we depend, may be adversely affected by earthquakes or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Earthquakes or other natural disasters could severely disrupt our operations and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business.

The price of our common stock is volatile, and is likely to continue to fluctuate due to reasons beyond our control; a limited public trading market may cause volatility in the price of our common stock. Quotation of shares of our common stock on an OTC market does not assure that holders of our common stock will have access to a consistent and liquid trading market.

The market price of our common stock has been, and likely will continue to be, highly volatile. Factors, including our financial results or our competitors’ financial results, clinical trial and research development announcements and government regulatory action affecting our potential products in both the United States and foreign countries, have had, and may continue to have, a significant effect on our results of operations and on the market price of our common stock. We cannot assure you that an investment in our common stock will not fluctuate significantly. One or more of these factors could significantly harm our business and cause a decline in the price of our common stock in the public market. Substantially all of the shares of our common stock issuable upon exercise of outstanding options and warrants have been registered or are likely to be registered for resale or are available for sale pursuant to Rule 144 under the Securities Act, and may be sold from time to time. As of April 30, 2018, there was an aggregate of 28,814,694 shares of common stock underlying currently outstanding warrants and options. Such sales, as well as future sales of our common stock by existing stockholders, or the perception that sales may occur at any time, could adversely affect the market price of our common stock.

Our common stock is quoted on the OTCQB Market. The quotation of our common stock on the OTCQB Market does not assure that a meaningful, consistent and liquid trading market currently exists, and in recent years such market has experienced extreme price and volume fluctuations that have particularly affected the market prices of many smaller companies like us. Our common stock is subject to this volatility. Sales of substantial amounts of common stock, or the perception that such sales might occur, could adversely affect prevailing market prices of our common stock and our stock price may decline substantially in a short time and our stockholders could suffer losses or be unable to liquidate their holdings.

Our common stock is currently subject to the “Penny Stock” Rules of the SEC and the trading market in our securities is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

As of December 31, 2017, we had net tangible assets of $2,000,000 or less and our common stock had a market price per share of less than $5.00. The Private Placement did not increase our net tangible assets to an amount above $2,000,000. As a result, transactions in our common stock are subject to the SEC’s “penny stock” rules. The designation of our common stock as a “penny stock” likely limits the liquidity of our common stock. Prices for penny stocks are often not available to buyers and sellers and the market may be very limited. Penny stocks are among the riskiest equity investments. Broker-dealers who sell penny stocks must provide purchasers of these stocks with a standardized risk-disclosure document prepared by the SEC. The document provides information about penny stocks and the nature and level of risks involved in investing in the penny stock market. A broker must also provide purchasers with bid and offer quotations and information regarding broker and salesperson compensation and make a written determination that the penny stock is a suitable investment for the purchaser and obtain the purchaser’s written agreement to the purchase. Many brokers choose not to participate in penny stock transactions. Because of the penny stock rules, there may be less trading activity in penny stocks. Because shares of our common stock are currently subject to these penny stock rules, your ability to trade or dispose of shares of our common stock may be adversely affected.

We may not be able to achieve secondary trading of our stock in certain states because our common stock is no longer nationally traded, which could subject our stockholders to significant restrictions and costs.

Our common stock is not currently eligible for trading on the Nasdaq Capital Market or on a national securities exchange. Therefore, our common stock is subject to the securities laws of the various states and jurisdictions of the United States in addition to federal securities law. While we may register our common stock or qualify for exemptions for our common stock in one of more states, if we fail to do so the investors in those states where we have not taken such steps may not be allowed to purchase our stock or those who presently hold our stock may not be able to resell their shares without substantial effort and expense. These restrictions and potential costs could be significant burdens on our stockholders.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results. As a result, current and potential stockholders could lose confidence in our financial reporting, which could harm our business and the trading price of our stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports. If we cannot maintain effective controls and reliable financial reports, our business and operating results could be harmed. For example, during the third quarter of 2013, our management determined that we had a material weakness related to the operation of our controls over financial reporting associated with a complex non-routine financing transaction in the second quarter of 2013. We conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2017 based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2017. We continue to work on maintaining effective internal controls over financial reporting; however, there can be no assurance that another material weakness will not occur in the future. Any failure to implement and maintain controls over our financial reporting or difficulties encountered in the implementation of improvements in our controls, could cause us to fail to meet our reporting obligations. Any failure to maintain our internal controls over financial reporting or to address identified weaknesses in the future, if they were to occur, could also cause investors to lose confidence in our reported financial information, which could have a negative impact on the trading price of our stock.

Issuance of additional equity securities may adversely affect the market price of our common stock.

We are currently authorized to issue up to 150,000,000 shares of our common stock and 15,000,000 shares of preferred stock. As of April 30, 2018, we had 41,419,934 shares of common stock issued and outstanding, and no shares of preferred stock outstanding. In addition, we also had 24,528,240 warrants and 4,286,454 options outstanding.

To the extent that additional shares of common stock are issued or options and warrants are exercised, holders of our common stock will experience dilution. In addition, in the event of any future issuances of equity securities or securities convertible into or exchangeable for common stock, holders of our common stock may experience dilution.

Our board of directors is authorized to issue preferred stock without any action on the part of our stockholders. Our board of directors also has the power, without stockholder approval, to set the terms of any such preferred stock that may be issued, including voting rights, conversion rights, dividend rights, preferences over our common stock with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue preferred stock in the future that has preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the market price of our common stock could decrease. Any provision permitting the conversion of any such preferred stock into our common stock could result in significant dilution to the holders of our common stock.

We also consider from time to time various strategic alternatives that could involve issuances of additional common stock, including but not limited to acquisitions and business combinations, but do not currently have any definitive plans to enter into any of these transactions.

We have no plans to pay dividends on our common stock, and you may not receive funds without selling your common stock.

We have not declared or paid any cash dividends on our common stock, nor do we expect to pay any cash dividends on our common stock for the foreseeable future. We currently intend to retain any future earnings, if any, to finance our operations and growth and, potentially, for future stock repurchases and, therefore, we have no plans to pay cash dividends on our common stock. Any future determination to pay cash dividends on our common stock will be at the discretion of our board of directors and will be dependent on our earnings, financial condition, operating results, capital requirements, any contractual restrictions, and other factors that our board of directors deems relevant.

Accordingly, you may have to sell some or all of your common stock in order to generate cash from your investment in Mateon Therapeutics, Inc. You may not receive a gain on your investment when you sell our common stock and may lose the entire amount of your investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that involve substantial risks and uncertainties. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “would,” “intend,” “target,” “aim,” “project,” “believe,” “estimate,” “predict,” “potential,” “seek,” “indicate,” or “continue” or the negative of these terms or other similar words, although not all forward-looking statements contain these words. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future, such as our estimates regarding anticipated operating losses, future performance, future revenues and projected expenses; our liquidity and our expectations regarding our needs for and ability to raise additional capital; our ability to continue as a going concern; our ability to select and capitalize on commercially desirable product opportunities as a result of limited financial resources; our ability to manage our expenses effectively and raise the funds needed to continue our business; our ability to retain the services of our current executive officers, directors and principal consultants; the competitive nature of our industry and the possibility that our products or product candidates may become obsolete; our ability to obtain and maintain regulatory approval of our existing products and any future products we may develop; the clinical development of and the process of commercializing OXi4503; the combination of OXi4503 with cytarabine; the initiation, timing, progress and results of our preclinical and clinical trials, research and development programs; regulatory and legislative developments in the United States and foreign countries; the timing, costs and other limitations involved in obtaining regulatory approval for any product; the further preclinical or clinical development and commercialization of our product candidates; our ability to obtain and maintain orphan drug exclusivity for some of our product candidates; the potential benefits of our product candidates over other therapies; our ability to enter into and maintain any collaboration with respect to product candidates; our ability to continue to develop or commercialize our products or product candidates in the event any license agreements in place with third parties expire or are terminated; the performance and conduct of third parties, including our third-party manufacturers and third party service providers used in our clinical trials; our ability to obtain and maintain intellectual property protection for our products and operate our business without infringing upon the intellectual property rights of others; the potential liability exposure related to our products and our insurance coverage for such exposure; the successful development of our sales and marketing capabilities; the size and growth of the potential markets for our products and our ability to serve those markets; the rate and degree of market acceptance of any future products; the volatility of the price of our common stock; the ability to achieve secondary trading of our stock in certain states; the dilutive effects of potential future equity issuances; our expectation that no dividends will be declared on our common stock in the foreseeable future; our ability to maintain an effective system of internal controls; the payment and reimbursement methods used by private or governmental third-party payers; our ability to retain adequate staffing levels; unfavorable global economic conditions; a failure of our internal computer systems or those of our contractors and consultants; potential misconduct or other improper activities by our employees, contractors or consultants; the ability of our business continuity and disaster recovery plans to protect us in the event of a natural disaster; and other factors discussed elsewhere in this prospectus or any document incorporated by reference herein or therein.

The forward-looking statements contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section titled “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. The section captioned “Risk Factors as well as other sections in this prospectus or incorporated by reference into this prospectus, discuss some of the factors that could contribute to these differences.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

Each of the selling securityholders will receive all of the net proceeds from the sale of common stock by that securityholder. We will not receive any of the net proceeds from the sale of such common stock. The selling securityholders will pay any underwriting discounts and commissions and expenses incurred by the selling securityholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling securityholders in offering or selling their common stock. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares of common stock covered by this prospectus.

Assuming that all Warrants held by the selling securityholders are exercised for cash, we would receive proceeds of approximately $6.2 million, which we intend to use for working capital and general corporate purposes. We will not receive any proceeds from the sale by the selling securityholders of the common stock issued to the selling securityholders upon exercise of the Warrants.

We have agreed to bear the expenses in connection with the registration of the common stock being offered by the selling securityholders under this prospectus, which we have estimated to be less than $0.1 million.

PRICE RANGE OF OUR COMMON STOCK

Effective June 8, 2018, the Company’s common stock began trading on the OTCQB Marketplace, operated by OTC Markets, under the symbol “MATN”. From December 8, 2016 to June 8, 2018, the Company’s common stock was traded on OTCQX Marketplace, operated by OTC Markets, under the symbol “MATN”. From June 20, 2016 to December 8, 2016, the Company’s common stock was traded on The Nasdaq Capital Market under the symbol “MATN”. Prior to June 20, 2016, the Company’s common stock was traded on The Nasdaq Capital Market under the symbol “OXGN”. The following table sets forth, for the periods indicated, the high and low sales prices of our common stock, rounded to the nearest cent, on the OTC Market and on The Nasdaq Capital Market, as applicable, as reported by each of the markets, for each quarterly period during the two most recent fiscal years and the subsequent interim periods.

	2018		2017		2016
	High	Low	High	Low	High	Low
First Quarter	$0.28	$0.12	$0.79	$0.36	$0.89	$0.49
Second Quarter (through June 22, 2018)	$0.26	$0.16	$0.89	$0.28	$1.02	$0.52
Third Quarter			$0.55	$0.16	$0.80	$0.55
Fourth Quarter			$0.32	$0.09	$0.63	$0.27

As of June 22, 2018, there were approximately 78 stockholders of record of the 41,419,934 outstanding shares of the Company’s common stock.

Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

DIVIDEND POLICY

We currently intend to retain any future earnings to finance the growth and development of our business. Therefore, we do not anticipate declaring or paying any cash dividends in the foreseeable future. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our Board of Directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our Board of Directors may deem relevant.

PENNY STOCK

Our stock is considered a penny stock. The SEC has adopted rules that regulate broker-dealer practices in transactions in penny stocks. Penny stocks are generally equity securities with a market price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the SEC, that: (a) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (b) contains a description of the broker’s or dealer’s duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties or other requirements of the securities laws; (c) contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price; (d) contains a toll-free telephone number for inquiries on disciplinary actions; (e) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (f) contains such other information and is in such form, including language, type size and format, as the SEC shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with: (a) bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (d) a monthly account statement showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, a written agreement as to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.

These disclosure requirements may have the effect of reducing the trading activity for our common stock. Therefore, stockholders may have difficulty selling our securities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our management’s discussion and analysis of financial condition and results of operations contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks and uncertainties that may cause our actual results or outcomes to be materially different from those anticipated and discussed herein. Important factors that we believe may cause such differences are discussed in the “Risk Factors” section of this prospectus and in other documents filed by us with the SEC. In assessing forward-looking statements contained herein, readers are urged to read carefully all Risk Factors and cautionary statements contained in this prospectus. Further, we operate in an industry sector where securities prices are volatile and may be influenced by regulatory and other factors beyond our control.

Overview

We are a clinical-stage biopharmaceutical company developing drugs for the treatment of orphan oncology indications, with our most advanced program evaluating our investigational drug OXi4503 in relapsed/refractory acute myeloid leukemia, or AML. In this clinical trial we have most recently observed that two of four patients in the fifth dose cohort of an ascending-dose study experienced complete remissions of their disease after just one cycle of treatment with 9.76 mg/m2 of OXi4503. Earlier in the clinical trial, at lower doses of our drug, we observed three patients with complete remissions following two cycles of treatment and two patients with partial remissions. Following fifth dose cohort, we paused enrollment in the study due to our lack of available cash to complete further testing. More recently, following the closing of approximately $2.4 million in net proceeds from a financing transaction, we instructed the clinical sites to begin screening new patients for the sixth dose cohort, and we expect that additional patients will enter the clinical trial within a few months.

We are also developing CA4P as an immuno-oncology agent. Recent preclinical data has shown treatment with the combination of CA4P and an anti-CTLA-4 antibody nearly doubles the amount of tumor necrosis (mean = 63.9%) compared to treatment with an anti-CTLA-4 antibody alone (32.8%), CA4P alone (37.3%) or vehicle control (25.8%) in a preclinical CT-26 mouse colon cancer model. Results from this most recent analysis preclinically confirmed our earlier findings which showed that treatment with CA4P and an approved immuno-oncology agent resulted in increased overall median numbers of tumor infiltrating white blood cells, T cells and CD8+ T lymphocytes. The data also showed that the distribution of the beneficial CD8+T lymphocyte cells was observed throughout the tumor - in both the tumor rim and tumor core. Based on these data, and the existing clinical safety database of CA4P, we are planning to initiate a clinical trial of CA4P in combination with an immuno-oncology agent in the near future.

Important and Recent Developments

During 2017, our resources were primarily focused on three programs: 1) conducting a phase 1b clinical trial of OXi4503 in relapsed/refractory acute myeloid leukemia, 2) conducting preclinical studies of CA4P in combination with immuno-oncology agents and 3) conducting a phase 2 clinical trial of CA4P in platinum-resistant ovarian cancer.

On September 26, 2017, due to the lack of a clear efficacy signal in a planned interim analysis of our phase 2 platinum-resistant ovarian cancer study, we terminated the study and announced the termination of future development of CA4P in ovarian cancer. Thereafter, effective October 2, 2017, we terminated the employment of over half of our workforce and reduced the salaries of our executive officers by 50%, with reinstatement to previous compensation levels contingent on a change in control of the Company or the Company raising additional funding of at least $4 million. To date the Company has not achieved the specified level of additional funding to reinstate the salaries.

On April 12, 2018, we closed on net proceeds of approximately $2.4 million from a private placement transaction, or the Private Placement. In the Private Placement, we sold 58.5 units at a purchase price of $50,000 per unit. Each unit contained 250,000 shares of our common stock and Warrants to purchase up to 250,000 shares of our common stock. The purchase price of the common stock was $0.20 per share and Warrants are exercisable at $0.40 per share. The exercise price of the Warrants will only be payable in cash, with no cashless exercise provisions. The Private Placement terminated April 30, 2018. The registration statement of which this prospectus forms a part has been filed to register the shares of common stock that were issued and the shares of common stock that are issuable upon exercise of the warrants.

Critical Accounting Policies and Significant Judgments and Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances at the time we make such estimates. Actual results and outcomes may differ materially from our estimates, judgments and assumptions. We periodically review our estimates in light of changes in circumstances, facts and experience. The effects of material revisions in estimates are reflected in the financial statements prospectively from the date of the change in estimate. Our significant accounting policies are more fully described in Note 1 to our financial statements for the year ended December 31, 2017.

We define our critical accounting policies as those accounting principles that require us to make subjective estimates and judgments about matters that are uncertain and are likely to have a material impact on our financial condition and results of operations, as well as the specific manner in which we apply those principles. We believe the critical accounting policies used in the preparation of our financial statements that require significant estimates and judgments are the following:

Research and development expenses

Research and development expenses consist of costs we incur for the development of our investigational drugs and, to a lesser extent, for preclinical research activities. Research and development costs are expensed as incurred. Research and development expenses include clinical trial costs, salaries and benefits of employees, including associated stock-based compensation, payments to clinical investigators, drug manufacturing costs, laboratory supplies and facility costs. Clinical trial costs are a significant component of our research and development expenses, and these can be difficult to accurately estimate. Included in clinical trial costs are fees paid to other entities that conduct certain research and development activities on our behalf, such as clinical research organizations, or CROs. We estimate clinical trial expenses based on the services performed pursuant to contracts with research institutions such as CROs and the actual clinical investigators. These estimates are based on actual time and expenses incurred by the CRO and the clinical investigators. Also included in clinical trial expenses are costs based on the level of patient enrollment into the clinical trial and the actual services performed under the related clinical trial agreement. Changes in clinical trial assumptions, such as the length of time estimated to enroll all patients, rate of screening failures, patient drop-out rates, number and nature of adverse event reports and the total number of patients enrolled can impact the average and expected cost per patient and the overall cost of the clinical trial. Based on patient enrollment reports and services provided, we may periodically adjust estimates for the clinical trial costs. If we do not identify costs that we have begun to incur or if we underestimate or overestimate the level of services performed, the length of time for these services or the costs of these services, our actual expenses could differ from our estimates.

Share-based compensation

We record the estimated fair value of all share-based payments issued to employees and other service providers. Our share-based payments consist primarily of stock options. The valuation of stock options is an inherently subjective process, since market values are not available for any stock options in our equity securities. Market values are also not available on long-term, non-transferable stock options in other equity securities. With no market values on options to trade in our common stock and no comparable market values on any long-term non-transferable stock options, the process of valuing our stock options is even more uncertain and subjective. Accordingly, we use a Black-Scholes option pricing model to derive an estimated fair value of the stock options which we issue. The Black-Scholes option pricing model requires certain input assumptions, including the expected term of the options and the expected volatility of our common stock. Changes in these assumptions could have a material impact on the estimated fair value that we record for share-based payments that we issue. We determine the term of the options based on the simplified method, which averages the vesting period and the contractual life of the stock option. We determine the expected volatility based on the historical volatility of our common stock over a period commensurate with the option’s expected term. The Black-Scholes option pricing model also requires assumptions for risk-free interest rates and the expected dividend yield of our common stock, but we feel that these values are more objective and note that changes in these values do not have a significant impact on the estimated value of the options when compared to the volatility and term assumptions.

We are also required to estimate the level of award forfeitures expected to occur and record compensation expense only for those awards that are ultimately expected to vest. Accordingly, we perform a historical analysis of option awards that are forfeited prior to vesting, and record total stock option expense that reflects this estimated forfeiture rate.

RESULTS OF OPERATIONS

Three months ended March 31, 2018 and 2017

Research and Development expenses

Research and development expenses decreased markedly for the three months ended March 31, 2018 compared to the same period in 2017 due to our significant reduction of nearly all operating activities in 2018 while we sought to obtain additional capital to continue operations. The table below summarizes the most significant components of our research and development expenses for the periods indicated and provides the amount and percentage change in these components (in thousands):

	Three months ended March 31,		Change
	2018	2017	Amount	%
Clinical studies	$50	$1,260	$(1,210)	-96%
Employee compensation and related	54	964	(910)	-94%
Employee stock-based compensation	69	105	(36)	-34%
Consulting and professional services	33	197	(164)	-83%
Drug manufacturing	15	242	(227)	-94%
Other	4	80	(76)	-95%
Total research and development	$225	$2,848	$(2,623)	-92%

All research and development activities declined substantially for the three months ended March 31, 2018 compared to the three months ended March 31, 2017. For the three months ended March 31, 2018, we conducted no new research and development activities and nearly all operating activities of the company were suspended while management sought additional capital to continue operations. During the three months ended March 31, 2018, clinical study activity was limited to maintaining the active status of Study OX1222, which is evaluating OXi4503 in relapsed/refractory acute myeloid leukemia and myelodysplastic syndromes, and accordingly clinical study expenses declined 96% compared to the 2017 period. Employee compensation declined 94% for the three months ended March 31, 2018 compared to the three months ended March 31, 2017 because the employment status of all research and development employees was terminated in early January 2018. For the same reason, employee stock-based compensation declined 36% for the three months ended March 31, 2018 compared to the three months ended March 31, 2017, although stock-based compensation declined by a smaller percentage than employee compensation because we continued vesting certain stock options for former employees that continued to provide services to us. Consulting and professional services expenses declined by 83% for the three months ended March 31, 2018 compared to the three months ended March 31, 2017, with expenses in the 2018 period limited to regulatory activity and maintaining the active status of Study OX1222. For the three months ended March 31, 2018, drug manufacturing expenses consisted of external storage fees for previously manufactured batches of our investigational drugs. Drug manufacturing expenses accordingly declined 94% compared to the three months ended March 31, 2017, when additional work on drug stability and manufacturing processes occurred.

Other expenses include facility related expenses which are generally allocated between research and development and general and administrative expenses based on employee headcount. With virtually no research and development headcount for the three months ended March 31, 2018, there was minimal allocation of expenses for the period, accounting for the decline of 95%.

Following our April 2018 Private Placement, we have resumed enrollment of patients into our study of OXi4503 in acute myeloid leukemia. We are also in the process of planning and initiating a study of CA4P in immuno-oncology, evaluating CA4P in combination with Opdivo® (nivolumab, marketed by Bristol-Myers Squibb), in patients with advanced metastatic melanoma who have previously failed Opdivo and consequently have a poor prognosis. As a result, we expect research and development expenses to increase in subsequent quarters in 2018 as compared to the first three months of 2018, subject to our continuing ability to secure sufficient funding to continue with drug development activities.

General and administrative expenses

General and administrative expenses decreased by 49% for the three months ended March 31, 2018 compared to the three months ended March 31, 2017 primarily due to our significant reduction of nearly all operating activities in 2018 while we sought to obtain additional capital to continue operations. The table below summarizes the most significant components of our general and administrative expenses for the periods indicated and the amount and percentage change in these components (in thousands):

	Three months ended March 31,		Change
	2018	2017	Amount	%
Employee compensation and related	$205	$527	$(322)	-61%
Employee stock-based compensation	116	135	(19)	-14%
Consulting and professional services	132	371	(239)	-64%
Other	118	89	29	33%
Total general and administrative	$571	$1,122	$(551)	-49%

Employee compensation and related expenses decreased by 61% for the three months ended March 31, 2018 compared to the three months ended March 31, 2017 due to our reduction in headcount to only two employees, our Chief Executive and Chief Financial Officers, who each had agreed to receive half of their regular salary. Employee stock-based compensation decreased by 14% for the three months ended March 31, 2018 compared to the three months ended March 31, 2017 due to lower headcount in the 2018 period. The percentage decline in stock-based compensation for the 2018 period was lower than the percentage decline for employee compensation due to the continued vesting of options, which was not affected by the salary reduction noted above. Consulting and professional services expenses decreased by 64% for the three months ended March 31, 2018 compared to the three months ended March 31, 2017 due to our minimization of all expenses with a focus on continuing in business and seeking new sources of capital.

Other expenses, which include facility related expenses such as rent, insurance expenses and taxes that are not based on income, are allocated between research and development and general and administrative expenses based on the headcount in each department. As with all other expenses, we reduced these expenses to only what was necessary to continue limited operations and seek funding, and the aggregate of other expenses decreased by approximately 28% for the three months ended March 31, 2018 compared to the three months ended March 31, 2017. However, because there were no research and development employees for the three months ended March 31, 2018, the resulting allocation of nearly all of these expenses into general and administrative expenses caused an increase of 33% of the amount reported in general and administrative expenses for the three months ended March 31, 2018 compared to the three months ended March 31, 2017.

We expect general and administrative expenses to increase for the remainder of 2018 compared to the first three months of 2018 in order to support our resumption of clinical trial activity and to pursue additional business development and investor relations activities, subject to our continuing ability to secure sufficient funding to continue planned operations.

Years ended December 31, 2017 and 2016

Research and Development expenses

The table below summarizes the most significant components of our research and development expenses for the periods indicated and provides the amount and percentage change in these components (in thousands):

	Years ended December 31,		Change
	2017	2016	Amount	%
Clinical studies	$6,403	$3,967	$2,436	61%
Employee compensation and related	2,310	2,868	(558)	-19%
Employee stock-based compensation	381	404	(23)	-6%
Consulting and professional services	714	757	(43)	-6%
Drug manufacturing	378	476	(98)	-21%
Other	285	292	(7)	-2%
Total research and development	$10,471	$8,764	$1,707	19%

Research and development expenses increased in 2017 compared to 2016 due to our clinical studies.

We incurred significantly higher expenses for clinical studies in 2017 compared to 2016, primarily due to higher costs for our FOCUS study of CA4P in platinum-resistant ovarian cancer prior to the study’s termination in late September 2017. When we terminated the FOCUS study we had enrolled a total of approximately 90 patients, compared to approximately 20 at the end of 2016. Direct costs for the FOCUS study were approximately $4.4 million in 2017 compared to $1.9 million in 2016, an increase of $2.5 million. In addition to our FOCUS study, we incurred clinical study expenses for the OX1222 study, which is our on-going trial of

OXi4503 in acute myeloid leukemia. Expenses for the AML clinical trial were comparable in 2017 and 2016, at approximately $1.3 million each year. Besides the above-noted clinical trials in ovarian cancer and AML, which comprised the majority of our research and development efforts, in 2017 we also incurred higher expenses investigating CA4P as an immuno-oncology agent, which approximately offsets a decrease in clinical expenses incurred investigating CA4P in neuroendocrine tumors.

Employee compensation and related expenses declined in 2017 compared to 2016 primarily due to our termination of the majority of employees immediately after we terminated the FOCUS study. These lower employee compensation costs were partially offset by severance expenses.

Employee stock-based compensation was lower in 2017 than 2016 due to a lower average number of employees in 2017 as a result of the 2017 employee terminations. The percentage decline in stock-based compensation was lower than it was for employee compensation due to the grant levels of the specific employees who were terminated in 2017 and certain options which continued to vest for a former employee under a consulting agreement.

Consulting and professional services decreased in 2017 compared to 2016 due to cutbacks across virtually all areas, except for additional expenses incurred in the first two quarters of 2017 associated with recruiting patients into our FOCUS clinical trial.

Drug manufacturing expenses decreased in 2017 compared to 2016 due to higher expenses incurred in 2016 for supplying and labeling investigational drug for the FOCUS study.

Other expenses include facility related expenses and were generally comparable between the 2017 and 2016 periods, with changes not significant.

Our future research and development expenses will be dependent upon our ability to secure sufficient funding to continue drug development activities. We expect to prioritize obtaining additional clinical data for our OX1222 Study of OXi4503 in relapsed/refractory acute myeloid leukemia and obtaining initial data combining CA4P with an approved immuno-oncology agent.

General and administrative expenses

The table below summarizes the most significant components of our general and administrative expenses for the periods indicated and the amount and percentage change in these components (in thousands):

	Years ended December 31,		Change
	2017	2016	Amount	%
Employee compensation and related	$1,400	$2,039	$(639)	-31%
Stock-based compensation	454	399	55	14%
Consulting and professional services	1,116	2,082	(966)	-46%
Other	401	475	(74)	-16%
Total general and administrative	$3,371	$4,995	$(1,624)	-33%

General and administrative expenses decreased in 2017 due to cut-backs in our operations.

Employee compensation and related expenses decreased in 2017 compared to 2016 due to reduced average headcount in 2017 and the lack of any 2017 incentive bonus expense as a result of the Company’s very low level of cash at the end of 2017.

The increase in stock-based compensation in 2017 compared to 2016 was due to additional emphasis on equity compensation over cash compensation in 2017 due to the Company’s generally low cash levels throughout the year.

Consulting and professional services decreased in 2017 compared to 2016 due to reduced expenses across nearly all external general and administrative services used, other than business development, and higher one-time market research costs incurred at the beginning of 2016.

Other expenses, which include facility related expenses and insurance expenses, decreased in 2017 compared to 2016 due to lower costs across most areas, none of which were individually significant.

Our future general and administrative expenses will be dependent upon our ability to secure sufficient funding to continue operations.

LIQUIDITY AND CAPITAL RESOURCES

We measure liquidity by the cash and other capital we have available to fund our operations, which are primarily focused on the development of our drug candidates. To date, we have financed our operations principally through proceeds received from the sale of equity. We have experienced net losses in each year since our inception, and negative cash flows from operations in nearly every year. As of March 31, 2018, we had an accumulated deficit of approximately $293 million, including a net loss of approximately $0.8 million for the three months ended March 31, 2018 and $13.8 million for the year ended December 31, 2017. As of March 31, 2018, we held cash and cash equivalents of only $0.2 million, which, together with net proceeds of approximately $2.4 million received in the Private Placement, we expect to be sufficient to fund our planned operating activities into the fourth quarter of 2018. If we are unable to secure additional funding prior to this time, we may be required to scale back or conclude our development activities altogether.

We will require additional capital before we can complete the development of OXi4503 and CA4P. Additional funding may not be available to us on acceptable terms, or at all. If we are unable to access additional funds in the near term we may not be able to continue the development of our product candidates and we could be required to terminate operations altogether. Any additional equity financing, if available, may not be available on favorable terms and would be dilutive to our current stockholders. Debt financing, if available, may involve restrictive covenants and could also be dilutive to our current stockholders. If we are able to access funds through collaborative or licensing arrangements, we may be required to relinquish rights to some of our technologies or product candidates that we would otherwise seek to develop or commercialize on our own, on terms that are not favorable to us. Our ability to access capital when needed is not assured and, if access is not achieved on a timely basis, will materially harm our business, financial condition and results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our cash, cash equivalents and short-term investments are maintained in U.S. dollar accounts. We have adopted a policy for the cash, cash equivalents and investments that we hold, the primary objective of which is to preserve principal, while also maintaining liquidity to meet our operating needs and maximize yields to the extent possible. Although our investments are subject to credit risk, we follow procedures to limit the amount of credit exposure in any single issue, issuer or type of investment. Our investments are also subject to interest rate risk and would be likely to decrease in value if market interest rates increase. However, due to the generally conservative nature of our investments and relatively short duration, we believe that interest rate risk is mitigated. Although we may from time to time manufacture drugs and conduct trials and studies outside of the United States, we believe our exposure to foreign currency risk to be immaterial.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See our Financial Statements and Schedules and any supplementary financial information filed as part of this Registration Statement.

BUSINESS

Our Business

Overview

We are a clinical stage biopharmaceutical company developing small molecule injectable drugs for the treatment of cancer. Our goal is to advance our product candidates into late stage pivotal clinical trials and either sell marketing rights to a larger pharmaceutical company or seek FDA approval ourselves.

We have two primary programs we are seeking to advance:

•	Using CA4P as an immuno-oncology agent

•	Using OXi4503 as a treatment for acute myeloid leukemia

Both of these programs have potential to generate additional new data before the end of 2018.

CA4P as an Immuno-oncology Agent

Over the last several years, there have been significant advances in cancer immunotherapy, which makes use of the immune system to treat cancer. Immuno-oncology agents stimulate the body’s immune system to fight cancer cells, resulting in tumor cell death and tumor regressions in patients who otherwise would not have responded to therapy. Despite these advances, current FDA-approved immuno-oncology agents have significant limitations when used alone to treat cancer, since relatively few patients achieve a durable clinical response following treatment. CA4P has the potential to increase the efficacy of these immuno-oncology agents – it has been shown in animal models of several different tumors to improve immune responses that lead to tumor cell death, resulting in increased tumor regressions compared to immune-oncology agents alone.

CA4P causes rapid and widespread tumor cell necrosis. This tumor-specific necrosis stimulates the immune system against the tumor. Animal models also show that CA4P significantly enhances the presence and activity of cancer-fighting T-cells within tumors, resulting in increased tumor cell death and tumor regressions. Given these data, we believe CA4P may result in more and/or better clinical responses in certain cancers when combined with immuno-oncology agents, including in patients who either have not experienced a response to therapy, or in patients who have initially responded but subsequently progressed after treatment with immuno-oncology agents alone.

The next step in the process of establishing CA4P as a safe and effective immuno-oncology agent will be to initiate a clinical study in a disease in which immuno-oncology agents are used as standard therapy. This clinical study will evaluate CA4P in combination with currently approved immuno-oncology agents in patients with advanced cancer who have previously failed treatment. We believe that the existing human safety database for CA4P, which includes over 500 patients, will help expedite the development timeline for advanced cancer.

Our initial immuno-oncology preclinical studies were completed in 2016. One of these studies combined CA4P with an anti-CTLA4 antibody, an approved and well-known immuno-oncology agent, in an EMT-6 mammary tumor model. This study showed that 7 out of 8 mice receiving a combination of CA4P and an anti-CTLA4 antibody experienced complete remission of their tumors, compared to only 1 of 8 in the CA4P monotherapy arm and 2 of 8 in the anti-CTLA4 antibody monotherapy arm.

Three of four follow-up preclinical studies confirmed that CA4P combined with immuno-oncology agents could delay tumor growth. These follow-up studies were conducted in a CT26 colon cancer model, a larger tumor EMT-6 mammary cancer model, and a C3H mammary cancer model. Studies in a CT-26 colon cancer animal model using CA4P combined with anti-CTLA4 antibodies demonstrated a 77% reduction in tumor size compared to immune - oncology agents alone, and an 89% reduction in tumor size compared to control. This large tumor model also showed a survival benefit for the animals receiving combination therapy, with all animals in the combination surviving at the end of the study, compared to none on control and only half the animals receiving immuno-oncology agents alone. Initial data in an MC38 colon cancer model showed that when CA4P is combined with an anti-PD1 antibody there was a 53% reduction in tumor volume at the end of the study, compared with a 16% reduction for CA4P alone and a 15% reduction for the anti-PD1 antibody alone.

Additional analyses of changes induced within tumors following combination therapy have shown that CA4P increases tumor-fighting white blood cell counts, T-cells and cytotoxic T-cells compared to immuno-oncology agents alone. Tumor necrosis with the combination of CA4P and immuno-oncology agents is nearly double the necrosis with only immuno-oncology agents (63.9% compared to 32.8%, control = 25.8%).

The overall data from all these studies provides evidence that CA4P may enhance the activity of immuno-oncology agents for the treatment of cancer, including anti-CTLA4 antibodies and anti PD-1 antibodies. We believe CA4P offers the following potential benefits when used in combination with immuno-oncology agents:

•	A promising approach for enhancing the efficacy of immuno-oncology agents: CA4P induces rapid tumor cell death and stimulation of the immune system. It does this by blocking tumor blood flow after binding to and altering the shape of cells lining the tumor blood vessels, resulting in increased tumor cell death and tumor regressions. This is a promising approach for boosting the efficacy of immuno-oncology agents.

•	Potential to be used in many different cancers: Because CA4P works by obstructing tumor blood flow, it has the potential to be used in any tumor type where there is a large number of blood vessels upon which the growth of the tumor cells depends.

•	A large clinical safety database supports its use in clinical trials: Over 500 patients have been treated with CA4P to date in clinical trials. These trials have shown CA4P to be generally well-tolerated, supporting the overall safety of CA4P and the initiation of additional clinical trials in new areas, including in immuno-oncology.

OXi4503 for Acute Myeloid Leukemia

Acute myeloid leukemia, or AML, is a cancer of the myeloid blood cells, with approximately 21,000 new cases each year in the U.S. and approximately 10,500 deaths. AML is characterized by the rapid growth of abnormal white blood cells that pollute bone marrow and interfere with the production of normal blood cells. OXi4503 has been granted orphan drug designation in both the U.S. and the European Union for the treatment of AML, and has received Fast Track designation from the FDA for the treatment of AML.

Patients with relapsed/refractory AML are most commonly treated with chemotherapy, and generally have a poor prognosis, with a one-year survival of only 29% after their first relapse. Over the past 20 years, no new therapies have consistently improved patient outcomes in this indication when compared to chemotherapy.

Our most clinically advanced compound, OXi4503, is in development as a potential new treatment for relapsed/refractory AML. We have initiated Study OX1222, a clinical trial using escalating doses of OXi4503 in combination with cytarabine to treat relapsed/ refractory AML. In the most recently completed dose cohort of OX1222, the fifth dose tested in the study, two of four patients experienced complete remissions of their disease after just one cycle of treatment with 9.76 mg/m2 of OXi4503. In earlier, lower dose cohorts, there were three patients with complete remissions, which occurred following two cycles of treatment, and two additional patients with meaningful AML blast count reductions. With the lower doses of OXi4503 tested in OX1222, AML blast count reductions were generally observed after the first cycle of treatment, and the complete remissions were observed after two cycles of treatment. We believe that the remissions seen after just one cycle of treatment at the highest dose of OXi4503 tested to date, coupled with other partial response data, is a sign of a dose response. The next patients evaluated will be given 12.2 mg/m2 of OXi4503, a 25% increase compared to the most recently completed fifth cohort of the study. OXi4503 has been demonstrated in preclinical studies to work in AML by disrupting tumor blood vessels in the bone marrow, forcing otherwise-dormant leukemic stem cells, which are attached to these tumor blood vessels, into circulation in the blood stream as well as into the active cell cycle, where they become vulnerable to chemotherapy. OXi4503 has also been demonstrated to be cytotoxic itself and kill leukemic cells directly after it has been metabolized by enzymes located within leukemic cells.

In preclinical studies, OXi4503 has been shown to enhance the efficacy of cytarabine, idarubucin, azacitidine, and decitabine, which are each commonly-used chemotherapeutic agents for the treatment of many cancers, including AML. In early clinical studies, OXi4503 has shown complete responses in high risk patients both as a monotherapy and in combination with cytarabine. We believe OXi4503 offers the following potential benefits:

•	A unique approach for AML: We believe that disrupting bone marrow tumor vessels for the treatment of AML is a new approach for a difficult to treat disease, with few competing clinical programs. Data show that OXi4503 destroys the protection tumor blood vessels offer to leukemic stem cells, resulting in the release of these leukemic stem cells into the bloodstream and thereby increasing their exposure and vulnerability to chemotherapy;

•	Dual mechanism of action: When metabolized, OXi4503 becomes both a vascular disrupting agent and a cytotoxic compound that targets and destroys malignant cells of myeloid lineage;

•	A safer alternative to high dose chemotherapy: Many patients, especially those that are older, such as those over age 60, cannot tolerate high dose chemotherapy used in the treatment of AML. These patients generally resort to more tolerable but less efficacious therapies. OXi4503 to date has been observed to be relatively well tolerated in clinical studies when used in combination with moderate dose chemotherapy (cytarabine), and therefore may offer a new and better alternative for these patients; and

•	Potential to be used with many therapies: Current AML treatment is highly variable, and many patients receive multiple classes of drugs during the course of their disease. We believe that OXi4503 has the potential to enhance the effect of many common AML therapies.

Our Strategy and Development Plan

Subject to securing sufficient funding to continue our operations, our primary objective is to advance our investigational drugs for multiple orphan oncology indications. We are currently focused on two core programs – CA4P as an immuno-oncology agent and OXi4503 for the treatment of AML. In our AML program, our aim is to obtain clinical data with a dose of OXi4503 higher than the five doses tested to date. In our immuno-oncology program, our aim is to obtain our first clinical data of CA4P in combination with immuno-oncology agents. The key elements of our strategy currently include:

•	Continue to test OXi4503 in the dose-escalating study OX1222, and obtain data for the next scheduled cohort of the study: We have completed five ascending dose cohorts of OXi4503 in combination with cytarabine in Study OX1222 in patients with relapsed/refractory AML. Among the first four cohorts, we observed three complete remissions after two cycles of treatment (18%) with low doses of OXi4503 (3.75 to 7.81 mg/m2). In the fifth cohort, we observed two complete remissions after one cycle of treatment (50%) with a higher dose of OXi4503 (9.76 mg/m2), and have not observed dose-limiting toxicities or reached the maximum tolerable dose (MTD). The protocol for OX1222 provides for giving patients additional higher doses of OXi4503 until an MTD is achieved. However, we have not enrolled patients beyond the fifth cohort due to our limited cash resources. Subject to securing sufficient funding to continue our operations, we plan to enroll patients into a sixth cohort (12.2 mg/m2) of this trial in order to obtain additional information regarding the safety and efficacy of OXi4503. Because we have seen signs of efficacy, we are planning to expand the sixth and future cohorts to approximately 10 patients per cohort in order to better assess the potential efficacy of OXi4503.

•	Initiate clinical trial of CA4P in combination with an immuno-oncology agent: Based on preclinical data generated to date and support of two well-known immuno-oncology clinical investigators, we intend to initiate the first human clinical trial combining CA4P and an approved immuno-oncology agent in order to make initial determinations of whether the combination results in improved patient outcomes.

•	Continue to discuss CA4P and OXi4503 collaboration opportunities with larger pharmaceutical companies: We intend to find a partner to acquire the marketing rights to our product candidates and to finance further clinical studies. We have been in discussions with larger pharmaceutical companies and plan to continue these discussions for both our core programs, as well as other programs, and will seek to complete a transaction once we reach mutual agreement on terms.

Investigator Sponsored Study in Neuroendocrine Tumors

Approximately 14,000 patients in the U.S. are diagnosed with neuroendocrine tumors, or NETs, each year. Since patients with NETs can have prolonged survival rates of over 5 years, it is estimated that the overall prevalence is much higher, approximating 100,000 patients in the U.S. These tumors can produce increased amounts of vasoactive substances including hormones, many of which are biologically active and can result in debilitating symptoms including flushing, diarrhea, weight loss and, less frequently, bronchoconstriction and heart failure. It is our belief, based on the available preclinical data, that by reducing blood flow to these tumors using CA4P, we may be able to reduce the production of tumor-derived substances, including the biologically active hormones.

We have completed a phase 2 monotherapy clinical trial of CA4P in 18 patients with gastrointestinal or pancreatic NETs and elevated biomarkers. One patient (6%) experienced significant symptomatic improvement as measured by ECOG Status and had a partial response per investigator-assessed RECIST criteria, and an additional 7 patients (39%) had stable disease. In addition, a majority of patients (53%) experienced an improvement in patient-reported quality of life. A statistically significant mean change in biomarkers from baseline, the primary endpoint of the study, was not achieved due to the small sample size along with a high intra- and inter-patient variability observed in the biomarkers. A total of 7 patients were enrolled in a follow-up trial, of which 5 patients (71%) had stable disease, including one that continued for 14 months. The partial response and stable disease analyses, as well as other measures from the trial, suggest that CA4P monotherapy has activity in this indication. Based on the evidence of efficacy observed in this trial, plus an understanding of the benefits of vascular-targeted combination therapy, a lead investigator in this trial is sponsoring and funding a 20 patient study in NETs using CA4P in combination with everolimus (AFINITOR®, marketed by Novartis), an anti-angiogenic agent which is already approved and commonly used in this indication.

CA4P has been granted orphan drug designation for the treatment of neuroendocrine tumors in both the U.S. and the European Union.

Glioblastoma Multiforme

We are interested in exploring recurrent glioblastoma multiforme, or GBM, as an additional indication for CA4P because:

•	we have preclinical data that demonstrate a positive treatment effect in GBM tumor models,

•	similar to ovarian cancer tumors, GBM tumors are highly vascular and thus we believe will be quite susceptible to CA4P’s mechanism of action,

•	there are currently no adequate therapies for most GBM patients, and accordingly the indication has a high unmet medical need,

•	bevacizumab is approved for patients with progressive disease in this indication following prior therapy, and

•	rapid enrollment would be expected in clinical trials for this indication.

CA4P has been granted orphan drug designation for the treatment of glioma in the United States. If funds become available for us to initiate and complete a clinical trial in GBM, we expect that we would pursue a trial. However, we currently do not plan to initiate a GBM clinical trial in the near term in order to conserve current resources.

Vascular Disrupting Agents: Background

According to Cancer Research UK, a non-profit cancer research organization in the United Kingdom, nearly 90% of all cancers are dependent upon a continually evolving vascular supply for their growth and survival. Vascular-targeted therapies, such as CA4P and OXi4503, are designed to interfere with a tumor’s vascular supply.

As illustrated in the table below, there are differences between our vascular targeted therapies and anti-angiogenic drugs which act via different mechanisms to produce complementary biological and anti-vascular effects.

	Anti-Angiogenic Drugs	CA4P	OXi4503
Molecule Characteristics	Bevacizumab, ranibizumab are monoclonal antibodies (MABs) Sorafenib, sunitinib, pegaptanib, pazopanib, cediranib, axitinib, etc. are small molecule tyrosine kinase inhibitors (TKIs)	Small molecule reversible inhibitor of tubulin polymerization	Small molecule reversible inhibitor of tubulin polymerization Also forms cytotoxic metabolite (orthoquinone) via oxidation

Target	Tumor rim	Tumor core	Tumor core Metabolite targets malignant cells of myeloid lineage

Mechanism	MABs bind to VEGF, thereby rendering it inactive TKIs inhibit the VEGF receptor, thereby inhibiting its activation	Rapid and selective binding to tubulin, which destabilizes microtubules, changes the shape of endothelial cells and disrupts the cell junctional protein VE-cadherin	Similar to CA4P OXi4503 also produces an orthoquinone metabolite that has an anti-proliferative effect on leukemic cells

Biological Effect	Continuously inhibit pro-angiogenic growth factor signaling (e.g., VEGF) to prevent formation and growth of new blood vessels throughout the tumor rim	Occludes pre-existing abnormal tumor blood vessels that feed tumors	Similar to CA4P OXi4503 also temporarily mobilizes hematopoietic and leukemic cells from the bone marrow

Rapidity of Effect	Weeks	Hours	Hours

Target tissue	All angiogenesis	Selective for abnormal vasculature characteristically seen in tumor blood vessels	Similar to CA4P OXi4503 also makes leukemic cells mobilized from the bone marrow vulnerable to the effects of its orthoquinone metabolite

	Anti-Angiogenic Drugs	CA4P	OXi4503
Plasma Half-life	MABs remain in circulation for days or weeks TKI half-lives vary, average range is 4-12 hours	Approximately 4 hours	Approximately 2 hours OXi4503 metabolite half-life is approximately 20 hours

Side Effects	Chronic hypertension with long-term use; Acute-impairment in wound healing; Hemorrhage, hemoptysis, gastrointestinal perforation, proteinuria, nephrotic syndrome, thromboembolic events, etc.	Transient blood pressure increases; Tumor pain, nausea, hematological adverse events; Overlapping with anti-angiogenics: no cumulative toxicities observed	Transient acute blood pressure increases; Tumor pain, nausea, vomiting, headache, fatigue; Effects on hematopoiesis and white blood cell counts; In AML – similar to solid tumors with more pronounced effects on coagulation and hematopoiesis

We believe our drug candidates act on tumor blood vessels via two complementary mechanisms, tubulin depolymerization and disengagement of the junctional protein VE-cadherin, which cause a change in the shape of tumor vascular endothelial cells, tumor vessel occlusion, and the subsequent blockage of blood-flow to the tumor, which deprives the tumor of oxygen and nutrients essential for survival.

In vitro studies have demonstrated that our drug candidates act in a reversible fashion on tubulin inside newly-formed and growing endothelial cells, such as the vascular endothelial cells comprising tumor vasculature. By binding to the tubulin, our candidates are able to alter the structural framework that normally maintains the cells’ flat shape. When this occurs, the shape of the cells changes from flat to round, resulting in physical blockage of the blood vessels. The resulting shutdown in blood-flow then deprives tumor cells of the oxygen and nutrients necessary for maintenance and growth and also prevents tumor cells from being able to excrete toxic metabolic waste products. The consequence of the tumor blood vessel blockage is extensive necrosis (cell death) within the tumor.

Preclinical research, published in the November 2005 issue of the Journal of Clinical Investigation, showed that our drug candidates also disrupt the molecular engagement of VE-cadherin, a junctional protein important for endothelial cell survival and function. The authors of the research article conclude that this effect only occurs in endothelial cells which lack contact with smooth muscle cells, a known feature of abnormal vasculature associated with tumors and other disease processes. The disengagement of VE-cadherin leads to endothelial cell detachment, which in turn, can cause permanent physical blockage of vessels.

Clinical study results and additional preclinical studies indicate that our investigational drugs exert their anti-vascular effects rapidly, within hours of administration, and the half-life of the active form of our drugs in humans is approximately two-four hours. In part because the half-life is relatively short, the effects on tubulin are reversible. However, the pharmacodynamic effect lasts for weeks, so our agents are typically administered no more frequently than once per week. The side-effects are typically transient in nature, limited to the few hours following administration when the active form is in the body in significant concentrations.

Side-effects associated with our investigational drugs are generally transient and manageable. The most frequent side-effects include acute blood pressure increases, infusion-related side effects such as nausea, vomiting, headache and fatigue, and tumor pain, which is consistent with the drug’s mechanism-of-action. The acute blood pressure increases are often manageable by controlling underlying hypertension or treating with short-acting anti-hypertensives prior to infusion. The incidence of serious cardiovascular side-effects such as angina and myocardial ischemia observed across all studies to date (including early studies in which hypertension management and prevention was not employed) was less than 3%, a frequency comparable to that reported with approved anti-angiogenic agents such as bevacizumab, sunitinib and sorafenib.

Collaborative Research and Development Arrangements

We have entered into a technology license from Arizona State University, or ASU, for rights to combretastatins, which includes CA4P and OXi4503. The ASU license is an exclusive, world-wide, royalty-bearing license for the commercial development, use and sale of products or services covered by certain patent rights to particular combretastatins. Combretastatins were originally isolated from the bark of the South African Bush Willow tree by researchers from Arizona State University but are now created by synthetic means and have tubulin-dependent anti-vascular and anti-proliferative properties. Under the ASU license, we have the right to grant sublicenses. ASU is entitled to single-digit royalty payments under the license agreement during the term of the patents licensed from

ASU. We bear the costs of preparing, filing, prosecuting and maintaining all patent applications under the ASU license. Under the license agreement, we have agreed to diligently proceed with the development, manufacture and sale of products using the licensed technology. ASU has the first responsibility of enforcing patents under the license agreement. License payments made to ASU to date have amounted to $2,700,000, with no further license payments due on the combretastatins we are developing. The agreement remains in force until the expiration of the last to expire patent subject to the ASU license. Either party may terminate the ASU license agreement upon material default or bankruptcy of the other party. In addition, we may terminate the agreement if we determine that filing for regulatory approval is not warranted or economically feasible or upon two months’ written notice.

We also have an exclusive, world-wide, royalty-bearing license from Bristol-Myers Squibb, or BMS, for commercial development, use and sale of products or services covered by certain patent rights to particular combretastatins, including among others, CA4P. Under the BMS license, we have the right to grant sublicenses, and BMS is entitled to low single-digit royalty payments for all commercial sales plus any remuneration we receive for sale of CA4P under named patient or compassionate use programs. All licensing fees and milestone payments under the BMS license, in the aggregate amount of $1,080,000, have been paid. We bear the costs of preparing, filing, prosecuting and maintaining all patent applications under the BMS license and have a right, but not a duty, of enforcing patents covered by the license. Either party may terminate the BMS license upon material default of the other party. The term of the BMS license ends upon the expiration of the licensed patents. The latest United States patent licensed under the BMS license is scheduled to expire in December 2021, excluding a patent term extension available under the Hatch-Waxman Act.

Company Background

We were originally incorporated in 1988 in New York as OXiGENE, Inc., reincorporating in Delaware in 1992. In 2016, we changed our name to Mateon Therapeutics, Inc. Our principal corporate office is in the United States at 701 Gateway Boulevard, Suite 210, South San Francisco, California 94080 (telephone: (650) 635-7000, fax: (650) 635-7001). Our Internet address is www.mateon.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, are available to you free of charge through the “Investors & News” section of our web site as soon as reasonably practicable after such materials have been electronically filed with, or furnished to, the Securities and Exchange Commission. Information contained on, or that can be accessed through, our web site is not and shall not be deemed to be a part of this Registration Statement on Form S-1.

PROPERTIES

Mateon’s corporate headquarters is located in South San Francisco, California where we lease 5,275 square feet of general office space. The lease for this space, as amended, expires on June 30, 2019. We believe that these facilities will meet our needs for the foreseeable future.

LEGAL PROCEEDINGS

None.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information about our directors and executive officers as of May 31, 2018.

Name	Age	Position
David J. Chaplin, Ph.D.	62	Director

Simon C. Pedder, Ph.D.	57	Director

Donald R. Reynolds	55	Director

Bobby W. Sandage, Jr., Ph.D.	64	Director

William D. Schwieterman, M.D.	60	Chairman of the Board of Directors, President and Chief Executive Officer

Matthew M. Loar	55	Chief Financial Officer

David J. Chaplin, Ph.D. Dr. Chaplin has been a member of our Board of Directors since January 2013. Dr. Chaplin also served as our Chief Scientific Officer from May 2015 through January 2018, when he retired from his position as Chief Scientific Officer. Prior to serving as our Chief Scientific Officer, Dr. Chaplin was President and Chief Executive Officer from May 2014 until May 2015, and Head of Research and Development from 2000 until 2011. From 1999 to 2000, Dr. Chaplin served as Vice President of Oncology at Aventis Pharma in Paris, where he was in charge of drug development from preclinical through phase 1 trials. Prior to the merger of Rhone Poulenc Rorer, or RPR, with Hoechst Marion Roussell, Dr. Chaplin was Senior Director of Oncology at RPR from 1998 to 1999. From 1992 to 1998, Dr. Chaplin headed up the Cancer Research Campaign’s, or CRC, Tumor Microcirculation Group, based at the Gray Laboratory Cancer Research Trust, Mount Vernon Hospital, London. During this time, he was also a member of the CRC Phase I/II clinical trials committee. Dr. Chaplin also served as Section Head of Cancer Biology at Xenova in the U.K. from 1990 to 1992, and held a senior staff appointment at the British Columbia Cancer Research Centre from 1982 to 1990. Dr. Chaplin has a B.Sc. in chemistry from the University of Essex, a M.Sc. in pharmacology from the University of Southampton, and completed his Ph.D. in tumor biology at the University of London. Since January 2012, Dr. Chaplin has been a director of Smart Matrix Ltd, a privately held company based in the UK, which develops treatments for wound healing. Since July 2012, Dr. Chaplin has also been a director of PHusis Therapeutics, Inc., a privately held biopharmaceutical company. Since July 2013, Dr. Chaplin has been a Director of Aston Biopharma, a private UK-based company that provides Scientific Consulting Services. Dr. Chaplin was also appointed as a director of Fast Biopharma in June 2016. Fast Biopharma is a private company based in the UK and is involved in the generation of antibody-based therapeutics.

Simon C. Pedder, Ph.D. Dr. Pedder has been a member of our Board of Directors since March 2016. Dr. Pedder currently serves as the Vice President of Corporate Strategy and Business Development of Athenix, Inc., a private global specialty oncology pharmaceutical company. From April 2014 through June 2015, Dr. Pedder served as the President and Chief Executive Officer of Cellectar Biosciences, Inc., a biopharmaceutical company developing compounds for the treatment, diagnosis and imaging of cancer, and served as Cellectar’s Acting Chief Executive Officer from October 2013 until April 2014. Dr. Pedder also served as a member of the board of directors of Cellectar from October 2013 until June 2015. From May 2004 through July 2012, Dr. Pedder served as President, Chief Executive Officer and as a director of Chelsea Therapeutics, Inc., a public development stage biopharmaceutical company. Dr. Pedder has a Bachelor of Environmental Studies from the University of Waterloo, a Master of Science in Toxicology from Concordia University and a Ph.D. in Pharmacology from the Medical College at the University of Saskatchewan College of Medicine. Dr. Pedder currently serves on the board of directors of Cerecor, Inc., Eboo Pharmaceuticals, Inc., a private development-stage pharmaceutical company, and Atlantic Research Group, a private contract research organization. Dr. Pedder also served as a member of the board of directors of Cellectar from October 2013 until June 2015.

Donald R. Reynolds Mr. Reynolds has been a member of our Board of Directors since October 2016. Mr. Reynolds is a practicing attorney and partner at the law firm of Wyrick Robbins Yates & Ponton LLP with experience in the areas of capital markets, securities law, mergers & acquisitions, venture capital and general corporate law. Mr. Reynolds also currently teaches Securities Regulation at Campbell University’s law school and guest lectures on corporate governance at the University of North Carolina Chapel Hill’s Kenan-Flagler Business School. Since Mr. Reynolds’s elevation to partner at the law firm of Wyrick Robbins Yates & Ponton LLP in 1996, he has participated in a variety of the firm’s internal committees, including the firm’s Executive Committee, Strategic Planning Committee, Nominating Committee and Compensation Committee. Mr. Reynolds received his B.A. from Whitman College and his J.D. from New York University School of Law. He is currently licensed to practice law in California and North Carolina. Mr. Reynolds currently serves as a member of the board of directors of Atlantic Research Group, Inc., a private clinical research organization, and as Chair of the board of directors of USA Taekwondo, the non-profit national governing body for the sport.

Bobby W. Sandage, Jr., Ph.D. Dr. Sandage has been a member of our Board of Directors since October 2016. Dr. Sandage currently serves as the president and chief executive officer of Euclises Pharmaceuticals, Inc., a private drug discovery and development company advancing cyclooxygenase-2 (COX-2) inhibitors for cancer therapy. Since August of 2016, he has served as a general partner of Cultivation Capital, a venture capital firm specializing in investments in private technology and life sciences companies. Dr. Sandage is currently a member of the board of directors of Immunophotonics, Inc., a private cancer vaccine development company, EDIS Solutions, LLC, a private healthcare information technology company, and Euclises Pharmaceuticals, Inc.

William D. Schwieterman, M.D. Since May 2015, Dr. Schwieterman has served as President and Chief Executive Officer of Mateon. Dr. Schwieterman has also been an independent consultant to biotech and pharmaceutical companies, including to Mateon, specializing in clinical development since July 2002. Dr. Schwieterman is a board-certified internist and a rheumatologist. Dr. Schwieterman was previously a part-time employee of Perceptive Advisors, LLC, a hedge fund based in New York, NY. From 2009 to 2014, Dr. Schwieterman was the Chief Medical Officer of Chelsea Therapeutics, Inc., a publicly traded biopharmaceutical development company, where he led the Chelsea Therapeutics clinical development team toward the approval of droxidopa for the treatment of symptoms of Parkinson’s disease and other neurogenerative diseases. Dr. Schwieterman was formerly Chief of the Medicine Branch and Chief of the Immunology and Infectious Disease Branch in the Division of Clinical Trials at the Food and Drug Administration (the “FDA”). In these capacities and others, Dr. Schwieterman spent 10 years at the FDA in the Center for Biologics overseeing a wide range of clinical development plans for a large number of different types of molecules. Dr. Schwieterman holds a B.S. and M.D. from the University of Cincinnati. Dr. Schwieterman does not currently serve, and has not served in the past five years, as a member of the board of directors of another reporting company or of any registered investment company.

Matthew M. Loar Mr. Loar was appointed as our Chief Financial Officer in July 2015. Mr. Loar was previously Chief Financial Officer of KineMed, Inc., a privately held biotechnology company, from January 2014 to July 2015. From January 2010 to January 2014, Mr. Loar was an independent financial consultant to companies in the biopharmaceutical industry. While consulting, he also served as acting Chief Executive Officer and Chief Financial Officer of Neurobiological Technologies, Inc. (NTI), a publicly traded pharmaceutical company, beginning in February 2010 and currently continuing, and as Chief Financial Officer of Virolab, Inc., a biotechnology company, from May 2011 to August 2012. Previously, he was Chief Financial Officer of NTI from April 2008 to December 2009. Earlier in his career, Mr. Loar was Chief Financial Officer of Osteologix, Inc., a publicly traded pharmaceutical company, from 2006 to 2008, and of Genelabs Technologies, Inc., a publicly traded biopharmaceutical and diagnostics company, from 1995 to 2006. Mr. Loar currently serves on the board of directors of NTI. Mr. Loar received a B.A. in Legal Studies from the University of California, Berkeley and is a Certified Public Accountant (inactive) in California.

MANAGEMENT AND CORPORATE GOVERNANCE

The Board of Directors

Our Board of Directors currently consists of five members: Dr. David J. Chaplin, Dr. Simon C. Pedder, Mr. Donald R. Reynolds, Dr. Bobby W. Sandage, Jr. and Dr. William D. Schwieterman. Under our By-laws, the number of members of our Board of Directors is fixed from time to time by the Board of Directors, and directors serve in office until the next annual meeting of stockholders and until their successors have been elected and qualified.

Committees of the Board and Independence

Audit Committee. The Audit Committee consists of Dr. Sandage (Chairman), Dr. Pedder and Mr. Reynolds. Our Audit Committee has the authority to retain and terminate the services of our independent registered public accounting firm, reviews our annual financial statements, considers matters relating to accounting policy and internal controls, and reviews the scope of our annual audits. The Board has determined that Dr. Sandage is an “audit committee financial expert,” as the SEC has defined that term in Item 407 of Regulation S-K. The Board of Directors has adopted a charter for the Audit Committee, which is reviewed and reassessed annually by the Audit Committee. A copy of the Audit Committee’s written charter is publicly available on our website at www.mateon.com. All members of our Audit Committee qualify as independent under the definition promulgated by The Nasdaq Stock Market and OTC Markets’ OTCQX Rules for U.S. Companies.

Compensation Committee. The Compensation Committee consists of Dr. Pedder (Chairperson), Mr. Reynolds and Dr. Sandage. The Compensation Committee’s roles and responsibilities include making recommendations to the Board of Directors regarding the compensation philosophy and compensation guidelines for our executives, the role and performance of our executive officers, and appropriate compensation levels for our CEO, which are determined without the CEO present, and other executives based on a comparative review of compensation practices of similarly situated businesses. The Compensation Committee also makes recommendations to the Board regarding the design and implementation of our compensation plans and the establishment of criteria and the approval of performance results relative to our incentive plans. Our Compensation Committee also administers our 2015 Plan and the Mateon Therapeutics, Inc. 2017 Equity Incentive Plan, or the 2017 Plan. Each member of the Compensation Committee qualifies as independent under the definition promulgated by The Nasdaq Stock Market and OTC Markets’ OTCQX Rules for U.S. Companies, and qualifies as a “Non-Employee Director” within the meaning of Rule 16b-3 under the Exchange Act.

The Compensation Committee reviews and assesses the three main components of each named executive officer’s compensation: base salary, incentive compensation, and equity compensation. Adjustments to base salary are generally only made when there has been a change in the scope of the responsibilities of the named executive officer or when, based on a review of the base salary component of executive officers in companies of a similar size and stage of development, the Compensation Committee members believe that an adjustment is warranted in order to remain competitive. The executive management of the Company determines and agrees with the Compensation Committee on its corporate goals and objectives for the ensuing year. At the end of each year, the attainment of each objective is assessed and incentive awards may be made to each executive based on his or her contribution to achieving the objectives. Awards are made based on either provisions of an executive’s employment agreement, or an assessment of each executive’s equity compensation position relative to the Company’s other executives.

The Compensation Committee also typically reviews our director compensation on at least an annual basis.

The Compensation Committee has the authority to directly retain the services of independent consultants and other experts to assist in fulfilling its responsibilities, although did not retain the services of any independent consultants in 2017.

A copy of the Compensation Committee’s written charter is publicly available on our website at www.mateon.com.

Nominating and Governance Committee. During 2017, the Nominating and Governance Committee held one meeting. The Nominating and Governance Committee consists of Mr. Reynolds (Chairman), Dr. Pedder and Dr. Sandage. The Nominating and Governance Committee’s role and responsibilities include making recommendations to the full Board as to the size and composition of the Board and making recommendations as to particular nominees to the Board. All members of the Nominating and Governance Committee qualify as independent under the definition promulgated by The Nasdaq Stock Market and OTC Markets’ OTCQX Rules for U.S. Companies.

If a stockholder wishes to nominate a candidate to be considered for election as a director at the 2019 annual meeting of stockholders using the procedures set forth in the By-laws, it must follow the procedures described below under “Stockholder Proposals and Nominations for Director” at the end of this proxy statement.

In addition, the Nominating and Governance Committee may consider candidates recommended by stockholders, as well as from other sources, such as current directors or officers, third-party search firms or other appropriate sources. For all potential candidates, the Nominating and Governance Committee may consider all factors it deems relevant, such as a candidate’s personal integrity and sound judgment, business and professional skills and experience, independence, knowledge of the biotechnology industry, possible conflicts of interest, diversity, the extent to which the candidate would fill a present need on the Board, and concern for the long-term interests of the stockholders. In general, persons recommended by stockholders will be considered on the same basis as candidates from other sources. If a stockholder wishes simply to propose a candidate for consideration as a nominee by the Nominating and Governance Committee, it should submit any pertinent information regarding the candidate to the Chairman of the Nominating and Governance Committee by mail at 701 Gateway Boulevard, Suite 210, South San Francisco, California 94080. The Nominating and Governance Committee considers issues of diversity among its members in identifying and considering nominees for director, and strives where appropriate to achieve a diverse balance of backgrounds, perspectives, experience, age, gender, ethnicity and country of citizenship of the Board and its committees.

A copy of the Nominating and Governance Committee’s written charter is publicly available on our website at www.mateon.com.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows the total compensation paid or accrued during 2017 and 2016 to (1) our President and Chief Executive Officer, (2) our Chief Financial Officer and (3) our Chief Scientific Officer, the latter two of which are our next most highly compensated executive officers earning more than $100,000 in 2017.

Name and Principal Position	Year	Salary	Bonus	Option Awards (1)	All Other Compensation		Total
William D. Schwieterman, M.D.	2017	$362,692	$—	$154,508	$130,825	(2)	$648,025
President and Chief Executive Officer	2016	410,000	102,500	227,514	126,298	(2)	866,312
Matthew M. Loar	2017	287,500	—	98,323	—		385,823
Chief Financial Officer	2016	325,000	56,875	142,648	—		524,523
David J. Chaplin, Ph.D.	2017	192,885	—	73,743	—		266,628
Chief Scientific Officer	2016	220,000	38,500	142,648	—		401,148

(1)	The fair values for all stock awards in this table represent the estimated award value at the time of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

Weighted Average Assumptions	2017	2016
Risk-free interest rate	2.0%	1.5%
Expected life (years)	6.0	6.0
Expected volatility	88%	88%
Dividend yield	0.00%	0.00%

Although all stock options in the table vest over a four year period, pursuant to rules of the SEC the value in the table represents full value at the grant date only and the values do not take into account subsequent increases or decreases in actual value to the recipient. See the Narrative Disclosure below for information regarding the number of shares granted to each of the named executive officers. See Note 6 to our Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2017 for additional information regarding the assumptions used to determine the fair value of each of the option awards in this table. See also our discussion of stock-based compensation under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Significant Judgments and Estimates” in the Form S-1.

(2)	Represents costs for a furnished apartment in San Francisco, California, the cost of one economy class round-trip ticket between San Francisco, California and Mobile, Alabama per month, and the income tax impact of these expenses.

Narrative Disclosure to Summary Compensation Table

Dr. William D. Schwieterman. On May 15, 2015, we entered into an employment agreement with Dr. Schwieterman for his service as President and Chief Executive Officer, which was subsequently amended on July 31, 2015. Pursuant to the terms of this agreement, Dr. Schwieterman is entitled to receive an annual base salary of $410,000. In addition, he is eligible for an annual bonus of up to fifty percent of his then-current annual base salary, based on the Board of Directors’ assessment of his performance and the Company’s performance. For calendar year 2016, the Board of Directors determined that Dr. Schwieterman’s annual bonus would be at 50% of the targeted level, and for calendar year 2017, the Board of Directors determined that he would not receive an annual bonus due to the financial condition of the Company.

Dr. Schwieterman’s employment agreement also provides for the Company to pay the costs of furnished housing in San Francisco, California and the cost of one economy class roundtrip airplane ticket between San Francisco, California and Mobile, Alabama per month.

On October 2, 2017, the Company and Dr. Schwieterman agreed to a 50% reduction in his base annual salary (to $205,000), with reinstatement to previous levels contingent on the Company raising additional funding of at least $4 million or the execution of a licensing or collaboration agreement with certain conditions. Dr. Schwieterman continues to receive the reduced salary as of the date of the filing of this proxy statement.

Dr. Schwieterman may terminate his employment upon written notice to us. We may terminate his employment without prior written notice for cause, or without cause on sixty days’ prior written notice. If his employment is terminated by us for cause, by reason of his death or disability or by Dr. Schwieterman without good reason, we will pay him the amount of our accrued obligations as of the date of such termination. If his employment is terminated by us other than for cause or by Dr. Schwieterman with good reason, we will pay him the accrued obligations, an amount equal to twelve months of his then-current base salary and twelve months of health insurance premiums pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, or COBRA, subject to the conditions outlined in the agreement.

If his employment is terminated by us other than for cause or by Dr. Schwieterman with good reason in the one year following the effective date of a change in control of the Company, we will pay him our accrued obligations, an amount equal to twelve months of his then-current base salary and twelve months of COBRA premiums on the same conditions described above. In addition, all of his unvested equity awards outstanding on the date of termination shall vest and be immediately exercisable. Dr. Schwieterman has also agreed not to directly or indirectly solicit for employment, during his employment and for a twelve month period following termination of his employment, any person who is (or has been in the past year) a Company officer, executive or key employee.

All payments made and benefits available to Dr. Schwieterman in connection with his employment agreement will comply with Internal Revenue Code Section 409A in accordance with the terms of his employment agreement.

On March 21, 2016, the Company granted Dr. Schwieterman options to purchase 500,000 shares of our common stock with an exercise price of $0.7277 per share, which vest over a four year period. On January 12, 2017, the Company granted Dr. Schwieterman options to purchase 550,000 shares of our common stock with an exercise price of $0.375 per share, which vest over a four year period.

Matthew M. Loar. On July 20, 2015, we entered into an employment agreement with Mr. Loar for his service as our Chief Financial Officer. Pursuant to the terms of this agreement, Mr. Loar is entitled to receive an annual base salary of $325,000. In addition, he is eligible for an annual bonus of up to thirty-five percent of his then-current annual base salary, based on the Board of Directors’ assessment of his performance and the Company’s performance. For calendar year 2016, the Board of Directors determined that Mr. Loar’s annual bonus would be at 50% of the targeted level, and for calendar year 2017, the Board of Directors determined that he would not receive an annual bonus due to the financial condition of the Company.

On October 2, 2017, the Company and Mr. Loar agreed to a 50% reduction in his base annual salary (to $162,500), with reinstatement to previous levels contingent on the Company raising additional funding of at least $4 million or the execution of a licensing or collaboration agreement with certain conditions. Mr. Loar continues to receive the reduced salary as of the date of the filing of this proxy statement.

Mr. Loar may terminate his employment agreement upon written notice to us. We may terminate the employment agreement without prior written notice for cause, or without cause on sixty days’ prior written notice. If his employment is terminated by us for cause, by reason of his death or disability or by Mr. Loar without good reason, we will pay him the amount of our accrued obligations, as of the date of such termination. If his employment is terminated by us other than for cause or by Mr. Loar with good reason, we will pay him the accrued obligations, an amount equal to twelve months of his then-current base salary and twelve months of health insurance premiums pursuant to COBRA, subject to the conditions outlined in the agreement.

If his employment is terminated by us other than for cause or by Mr. Loar with good reason in the one year following the effective date of a change in control of the Company, we will pay him our accrued obligations, an amount equal to twelve months of his then-current base salary and twelve months of COBRA premiums on the same conditions described above. In addition, all of his unvested equity awards outstanding on the date of termination shall vest and be immediately exercisable. Mr. Loar has also agreed not to directly or indirectly solicit for employment, during his employment and for a twelve month period following termination of his employment, any person who is (or has been in the past year) a Company officer, executive or key employee.

All payments made and benefits available to Mr. Loar in connection with his employment agreement will comply with Internal Revenue Code Section 409A in accordance with the terms of his employment agreement.

On March 21, 2016, the Company granted Mr. Loar options to purchase 262,500 shares of our common stock with an exercise price per share of $0.7277 per share, which vest over a four year period. On January 12, 2017, the Company granted Mr. Loar options to purchase 350,000 shares of our common stock with an exercise price of $0.375 per share, which vest over a four year period.

Dr. David J. Chaplin. On May 12, 2015 we entered into an amended and restated employment agreement with Dr. Chaplin for his services as our Chief Scientific Officer. Pursuant to the terms of his employment agreement, Dr. Chaplin is entitled to receive an annual base salary of $220,000. In addition, he is eligible to be awarded an annual bonus of up to thirty-five percent of his then-current annual base salary, based on the Board of Directors’ assessment of his performance and the Company’s performance. For calendar year 2016, the Board of Directors determined that Dr. Chaplin’s annual bonus would be at 50% of the targeted level, and for calendar year 2017, the Board of Directors determined that he would not receive an annual bonus due to the financial condition of the Company.

On October 2, 2017, the Company and Dr. Chaplin agreed to a 50% reduction in his base annual salary (to $110,000), with reinstatement to previous levels contingent on the Company raising additional funding of at least $4 million or the execution of a licensing or collaboration agreement with certain conditions. Dr. Chaplin continued to receive the reduced salary through his retirement from employment with the Company on January 11, 2018.

On March 21, 2016, we granted Dr. Chaplin options to purchase 262,500 shares of our common stock with an exercise price per share of $0.7277 per share which were scheduled to vest over a four year period. On January 12, 2017, the Company granted Dr. Chaplin options to purchase 262,500 shares of our common stock with an exercise price of $0.375 per share, which were scheduled to vest over a four year period. The unvested portion of these options terminated following Dr. Chaplin’s retirement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information with respect to the beneficial ownership of our common stock as of April 30, 2018 for (a) each of our executive officers named in the Summary Compensation Table, (b) each of our directors, (c) all of our current directors and executive officers as a group, and (d) each stockholder known by us to own beneficially more than 5% of our common stock. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. We deem shares of common stock that may be acquired by an individual or group within 60 days of April 30, 2018 pursuant to the exercise of options or warrants to be outstanding for the purpose of computing the percentage ownership of such individual or group, but such shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the tables. Except as indicated in footnotes to these tables, we believe that the stockholders named in these tables have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them based on information provided to us by these stockholders. Ownership determinations are based on 41,419,934 shares of common stock outstanding on April 30, 2018. Unless otherwise indicated, the address of each stockholder is c/o Mateon Therapeutics, Inc., 701 Gateway Boulevard, Suite 210, South San Francisco, CA 94080.

Name of Beneficial Owner	Number of Shares of Mateon Common Stock Beneficially Owned and Nature of Ownership		Percent of Class
William D. Schwieterman, M.D.	1,991,409	(1)	4.7%
Matthew M. Loar	930,989	(2)	2.2%
Donald R. Reynolds	726,823	(3)	1.7%
David J. Chaplin, Ph.D.	637,831	(4)	1.5%
Simon C. Pedder, Ph.D.	287,830	(5)	*
Bobby W. Sandage, Jr., Ph.D.	196,823	(6)	*
All current directors and executive officers as a group (6 persons)	4,771,705	(7)	10.6%

*	Less than 1%.

(1)	Includes 740,662 shares Dr. Schwieterman has the right to acquire upon the exercise of stock options and 625,000 shares upon the exercise of warrants.

(2)	Includes 380,989 shares Mr. Loar has the right to acquire upon the exercise of stock options and 250,000 shares upon the exercise of warrants.

(3)	Includes 196,823 shares Mr. Reynolds has the right to acquire upon the exercise of stock options and 250,000 shares upon the exercise of warrants.

(4)	Includes 636,825 shares Dr. Chaplin has the right to acquire upon the exercise of stock options.

(5)	Represents shares Dr. Pedder has the right to acquire upon the exercise of stock options.

(6)	Represents shares Dr. Sandage has the right to acquire upon the exercise of stock options.

(7)	Includes 2,439,952 shares that the current directors and executive officers have the right to acquire upon the exercise of stock options and 1,125,000 shares upon the exercise of warrants.

The determination that there were no persons, entities or groups known to us to beneficially own more than 5% of our outstanding common stock as of April 30, 2018, was based on a review of all statements filed with respect to us since the beginning of the past year with the SEC pursuant to Section 13(d) or 13(g) of the Exchange Act.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Our Audit Committee reviews and approves in advance all related person transactions.

Our Board of Directors has reviewed the materiality of any relationship that each of our directors has with the Company, either directly or indirectly. Based upon this review, our Board has determined that each of the nominees except for Dr. Chaplin and Dr. Schwieterman qualify as “independent directors” as defined under the rules of The Nasdaq Stock Market and OTC Markets’ OTCQX Rules for U.S. Companies.

Dr. Chaplin is a resident of the United Kingdom, and during 2016 the services he performed for Mateon while in the United Kingdom were conducted through Aston Biopharma LTD, an entity which Dr. Chaplin controlled, while the payment for services Dr. Chaplin performed for Mateon while he was in the United States were made directly to Dr. Chaplin. We paid Aston Biopharma LTD approximately $105,750 as compensation for services Dr. Chaplin performed while he was in the United Kingdom during 2016, and his compensation for services as an employee was reduced by this amount. Aston Biopharma LTD and Mateon terminated the consultancy agreement effective as of January 1, 2017 and all payments for Dr. Chaplin’s services were thereafter made directly to Dr. Chaplin. The compensation Dr. Chaplin has received from the Company is further described under “Executive Compensation”, and includes compensation received under the consultancy agreement with Aston Biopharma LTD.

On April 12, 2018, we closed the Private Placement in which we received net proceeds of approximately $2.4 million. Dr. Schwieterman purchased 2.5 Units and Mr. Loar and Mr. Reynolds each purchased one Unit in the Private Placement. The purchases of Dr. Schwieterman, Mr. Loar and Mr. Reynolds were reviewed in advance by disinterested directors on the Audit Committee. See the section entitled “Prospectus Summary-Private Placement Transaction” of this Prospectus for additional information regarding the Private Placement.

DESCRIPTION OF CAPITAL STOCK

The following description of our securities is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated by-laws, which are filed as exhibits to the registration statement of which the prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated by-laws as our by-laws.

Our authorized capital stock consists of 150,000,000 shares of common stock, $0.01 par value per share, and 15,000,000 shares of preferred stock, par value $0.01 per share, in one or more series. As of April 30, 2018, we had outstanding 41,419,934 shares of our common stock. At that date, we also had an aggregate of 4,286,454 shares of common stock reserved for issuance upon exercise of outstanding stock options granted under our stock incentive plans, an aggregate of 17,090,740 shares of common stock reserved for issuance upon the exercise of outstanding warrants to purchase common stock (excluding 7,437,500 shares to be reserved for the Series B warrants), 1,678,389 shares of common stock available for issuance under the 2015 Equity Incentive Plan and 760,938 shares of common stock available for issuance under the 2017 Equity Incentive Plan. At our annual meeting of stockholders held on June 20, 2018, our stockholders approved an amended and restated 2015 Equity Incentive Plan which included an increase in the number of available for the grant of awards under the 2015 Equity Incentive Plan from 4,725,781 shares to 7,250,000 shares.

Common Stock

Each holder of record of our common stock is entitled to one vote for each outstanding share of our common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. Holders of common stock are entitled to any dividend declared by our board of directors out of funds legally available for that purpose. Holders of common stock are entitled to receive, on a pro rata basis, all our remaining assets available for distribution to stockholders in the event of our liquidation, dissolution or winding up. Holders of common stock do not have any preemptive right to become subscribers or purchasers of additional shares of any class of our capital stock.

Preferred Stock

Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series, including voting rights, dividend rights and redemption and liquidation preferences. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of our company before any payment is made to the holders of shares of our common stock. In some circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of our board of directors, without stockholder approval, we may issue shares of preferred stock with conversion rights which could adversely affect the holders of shares of our common stock.

Certain Effects of Authorized but Unissued Stock

We have shares of common stock and preferred stock available for future issuance without stockholder approval. We may issue these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital or facilitate corporate acquisitions or for payment as a dividend on our capital stock. The existence of unissued and unreserved common stock and preferred stock may enable our Board of Directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, if we issue preferred stock, the issuance could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

Delaware Law and Certificate of Incorporation and By-laws Provisions

The provisions of Delaware law and of our restated certificate of incorporation, as amended, and amended and restated by-laws discussed below could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or the best interests of Mateon.

Delaware Statutory Business Combinations Provision.

In general, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of this Section 203, a “business combination” is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and, subject to certain exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns (or within the prior three years, did own) 15% or more of the corporation’s voting stock.

Special Meetings of Stockholders.

Special meetings of the stockholders may be called by the chairman of our board of directors, the president, or the entire board of directors pursuant to a resolution adopted by a majority of directors present at a meeting at which a quorum is present. The president or secretary shall also call special meetings upon the written request of not less than 10% in interest of the stockholders entitled to vote at the meeting.

Liability Limitations and Indemnification

The Delaware General Corporation Law authorizes corporations to limit or eliminate, subject to certain conditions, the personal liability of directors to corporations and their stockholders for monetary damages for breach of their fiduciary duties. Our restated certificate of incorporation limits the liability of our directors to the fullest extent permitted by Delaware law.

We have obtained director and officer liability insurance to cover liabilities our directors and officers may occur in connection with their services to us, including matters arising under the Securities Act. Our restated certificate of incorporation and restated by-laws also provide that we will indemnify any of our directors and officers who, by reason of the fact that he or she is one of our officers or directors, is involved in a legal proceeding of any nature. We will repay certain expenses incurred by a director or officer in connection with any civil or criminal action or proceeding, specifically including actions by us or in our name (derivative suits). These indemnifiable expenses include, to the maximum extent permitted by law, attorney’s fees, judgments, civil or criminal fines, settlement amounts and other expenses customarily incurred in connection with legal proceedings. A director or officer will not receive indemnification if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interest. In addition, we have entered into agreements to indemnify our directors and officers. These agreements, among other things, will indemnify and advance expenses to our directors and officers for certain expenses, including attorney’s fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us arising out of such person’s services as our director or officer, or any other company or enterprise to which the person provides services at our request. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Current Trading Symbol

Our common stock is quoted for trading on the OTC Market under the symbol “MATN.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

SELLING SECURITYHOLDERS

The table below lists the names of the selling securityholders and other information regarding the beneficial ownership of shares of our common stock by the selling securityholders. The second and third columns list the number and percentage of shares of common stock beneficially owned by the selling securityholders as of April 30, 2018. The fourth column lists the number of shares of common stock that may be resold under this prospectus. The fifth and sixth columns list the number and percentage of shares of common stock owned by the selling securityholders after the resale of the shares of common stock registered under this prospectus. Except as noted in the footnotes to the table below, the selling securityholders have not had any material relationship with us within the past three years.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to our common stock. Shares of common stock subject to convertible debentures, warrants or options that are currently convertible or exercisable or convertible or exercisable within 60 days after April 30, 2018 are deemed to be beneficially owned by the person holding those securities for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other stockholder.

	Common Stock beneficially owned prior to offering			Common Stock offered by this	Common Stock beneficially owned after offering, presuming all underlying shares are sold
Name of selling securityholder	Number		Percentage	prospectus(1)	Number	Percentage
William D. Schwieterman, M.D.	1,991,409	(1)	4.7%	1,250,000	741,409	1.7%
Matthew M. Loar	930,989	(2)	2.2%	500,000	430,989	1.0%
Donald R. Reynolds	726,823	(3)	1.7%	500,000	226,823	*
Leonard and Phyllis Miller Revocable Trust 10-2-1996	500,000	(4)	1.2%	500,000	—	—
Lawrence Stanton legal owner via Non Trust Custodial IRA with American Estate & Trust	500,000	(4)	1.2%	500,000	—	—
Paul-Eric Paumard	2,050,000	(5)	4.8%	2,000,000	50,000	*
Schabacker Family Revocable Trust dated 10/21/2002	1,000,000	(6)	2.4%	1,000,000	—	—
Adam Gittler legal owner via Non Trust Custodial IRA with American Estate & Trust	1,000,000	(6)	2.4%	1,000,000	—	—
Martin Ure	500,000	(4)	1.2%	500,000	—	—
Neal Stanton and Maria Stanton JTWROS	500,000	(4)	1.2%	500,000	—	—
Alain Phalip	500,000	(4)	1.2%	500,000	—	—
Valerie McKean	2,000,000	(7)	4.7%	2,000,000	—	—
Sidney Stregosky	250,000	(8)	*	250,000	—	—
Mayan Tahan legal owner via Non Trust Custodial IRA with American Estate & Trust	500,000	(4)	1.2%	500,000	—	—
Larry G. Kirk and Judy G. Kirk JTWROS	500,000	(4)	1.2%	500,000	—	—
Bouzida Family Trust	2,000,000	(7)	4.7%	2,000,000	—	—
The Resler Family Trust dated Mach 1, 1989	250,000	(8)	*	250,000	—	—
The Stuart Cohen Family Trust dated March 23, 2010	250,000	(8)	*	250,000	—	—
James William Anderson III Revocable Trust	1,000,000	(6)	2.4%	1,000,000	—	—
Robert Wahl	500,000	(4)	1.2%	500,000	—	—
John C. Nemeth and Kathy A. Nemeth	500,000	(4)	1.2%	500,000	—	—

Barry W. Blank Trust	2,467,060	(9)	5.8%	1,892,500	574,560	1.3%
Robert Settembre	1,000,000	(6)	2.4%	1,000,000	—	—
Elise M. Lewis	500,000	(4)	1.2%	500,000	—	—
Joy Singleton	500,000	(4)	1.2%	500,000	—	—
Daniel Coller	500,000	(4)	1.2%	500,000	—	—
Isaac Blake legal owner via Non Trust Custodial IRA with American Estate & Trust	1,025,000	(6)	2.4%	1,000,000	25,000	*
Chad Michael Colvin legal owner via Non Trust Custodial IRA with American Estate & Trust	1,010,000	(6)	2.4%	1,000,000	10,000	*
Paul K. Stanton via Non Trust Custodial IRA with American Estate & Trust	500,000	(4)	1.2%	500,000	—	—
Bradford C. Nelson via Non Trust Custodial IRA with American Estate & Trust	1,000,000	(6)	2.4%	1,000,000	—	—
Lester M. Foote Sr Revocable Trust	270,000	(8)	*	250,000	20,000	*
Donald R. Miles via Non Trust Custodial IRA with American Estate & Trust	2,000,000	(7)	4.7%	2,000,000	—	—
Shelly R. Gerard via Non Trust Custodial IRA with American Estate & Trust	2,000,000	(7)	4.7%	2,000,000	—	—
Carl Michael Farmis via Non Trust Custodial IRA with American Estate & Trust	500,000	(4)	1.2%	500,000	—	—
Jon Baugh	500,000	(4)	1.2%	500,000	—	—
Michael Cranmer	500,000	(4)	1.2%	500,000	—	—
Harold and Myrna Gittler	500,000	(4)	1.2%	500,000	—	—
Danielle Hughes	371,875	(10)	*	371,875	—	—
Divine Holdings, LLC	223,125	(11)	*	223,125	—	—

*	Less than 1%.
(1)	Includes 740,662 shares Dr. Schwieterman has the right to acquire upon the exercise of stock options and 625,000 shares upon the exercise of the Warrants.
(2)	Includes 380,989 shares Mr. Loar has the right to acquire upon the exercise of stock options and 250,000 shares upon the exercise of the Warrants.
(3)	Includes 196,823 shares Mr. Reynolds has the right to acquire upon the exercise of stock options and 250,000 shares upon the exercise of the Warrants.
(4)	Includes 250,000 shares the selling securityholder has the right to acquire upon the exercise of the Warrants.
(5)	Includes (i) 500,000 shares held of record by Mr. Paumard, (ii) 500,000 shares Mr. Paumard has the right to acquire upon the exercise of the Warrants, (iii) 500,000 shares held of record by a Non Trust Custodial IRA with American Estate & Trust of which Mr. Paumard is the legal owner, and (iv) 500,000 shares issuable upon the exercise of the Warrants issued to a Non Trust Custodial IRA with American Estate & Trust of which Mr. Paumard he is the legal owner.

(6)	Includes 500,000 shares the selling securityholder has the right to acquire upon the exercise of the Warrants.
(7)	Includes 1,000,000 shares the selling securityholder has the right to acquire upon the exercise of the Warrants.
(8)	Includes 125,000 shares the selling securityholder has the right to acquire upon the exercise of the Warrants.
(9)	Includes 1,392,500 shares the selling securityholder has the right to acquire upon the exercise of the Warrants.
(10)	Includes 371,875 shares the selling securityholder has the right to acquire upon the exercise of the Warrants.
(11)	Includes 223,125 shares the selling securityholder has the right to acquire upon the exercise of the Warrants.

PLAN OF DISTRIBUTION

Each selling securityholder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the OTC Market or any other market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling securityholder may use any one or more of the following methods when selling securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	in transactions through broker-dealers that agree with the selling securityholders to sell a specified number of such securities at a stipulated price per security;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling securityholders may also sell securities under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling securityholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling securityholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities or interests therein, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling securityholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling securityholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling securityholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

We are required to pay certain fees and expenses incurred by us incident to the registration of the securities. We have agreed to indemnify the selling securityholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling securityholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling securityholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale securities by the selling securityholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the selling securityholders without registration and without the requirement to be in compliance with Rule 144(c)(1) and otherwise without restriction or limitation pursuant to Rule 144 or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market-making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling securityholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling securityholders or any other person. We will make copies of this prospectus available to the selling securityholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts.

EXPERTS

OUM & CO. LLP, independent registered public accounting firm, has audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2017, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 2 to the financial statements), which is included in this prospectus and elsewhere in the registration statement. Our financial statements are included in reliance on OUM & CO. LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock and the common stock underlying the Warrants, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

We are subject to the informational requirements of the Securities Exchange Act and file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C., 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility.

Mateon Therapeutics, Inc.

Index to Financial Statements

The following financial statements of Mateon Therapeutics, Inc.:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors

Mateon Therapeutics, Inc.

South San Francisco, California

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Mateon Therapeutics, Inc. (the “Company”) as of December 31, 2017 and 2016, the related statements of comprehensive loss, stockholders’ equity (deficit) and cash flows for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit and a working capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ OUM & CO. LLP

San Francisco, California

April 17, 2018

We have served as the Company’s auditor since 2016.

Mateon Therapeutics, Inc.

Balance Sheets

(in thousands, except per share data)

	December 31,
	2017	2016
ASSETS
Current assets:
Cash and cash equivalents	$1,115	$3,535
Short-term investments	—	8,512
Prepaid clinical trial expenses	—	1,946
Other prepaid expenses and current assets	22	77

Total current assets	1,137	14,070
Property and equipment, net	2	11
Other assets	33	33

Total assets	$1,172	$14,114

LIABILITIES AND STOCKHOLDERS’ EQUITY/(DEFICIT)
Current liabilities:
Accounts payable	$788	$310
Accrued compensation and employee benefits	73	842
Accrued clinical trial expenses	509	64
Other accrued liabilities	279	398

Total current liabilities	1,649	1,614

Commitments and contingencies
Stockholders’ equity/(deficit):
Preferred stock, $0.01 par value, 15,000 shares authorized; No shares issued and outstanding	—	—
Common stock, $0.01 par value, 70,000 shares authorized; 26,545 shares issued and outstanding	265	265
Additional paid-in capital	291,533	290,698
Accumulated deficit	(292,275)	(278,463)

Total stockholders’ equity/(deficit)	(477)	12,500

Total liabilities and stockholders’ equity/(deficit)	$1,172	$14,114

See accompanying notes.

Mateon Therapeutics, Inc.

Statements of Comprehensive Loss

(in thousands, except per share data)

	2017	2016
Operating expenses:
Research and development	$10,471	$8,764
General and administrative	3,371	4,995

Total operating expenses	13,842	13,759

Loss from operations	(13,842)	(13,759)
Interest income	35	106
Other income (expense)	(5)	(1)

Net loss and comprehensive loss	$(13,812)	$(13,654)

Basic and diluted net loss per share attributable to common stock	$(0.52)	$(0.51)

Weighted-average number of common shares outstanding	26,545	26,545

See accompanying notes.

Mateon Therapeutics, Inc.

Statements of Stockholders’ Equity/(Deficit)

(in thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity/(Deficit)
	Shares	Amount
Balance December 31, 2015	26,545	$265	$289,894	$(264,809)	$25,350
Net loss and comprehensive loss	—	—	—	(13,654)	(13,654)
Stock based compensation expense	—	—	804	—	804

Balance December 31, 2016	26,545	$265	$290,698	$(278,463)	$12,500
Net loss and comprehensive loss	—	—	—	(13,812)	(13,812)
Stock based compensation expense	—	—	835	—	835

Balance December 31, 2017	26,545	$265	$291,533	$(292,275)	$(477)

See accompanying notes.

Mateon Therapeutics, Inc.

Statements of Cash Flows

(in thousands)

	2017	2016
Operating activities:
Net loss	$(13,812)	$(13,654)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	9	19
Stock-based compensation	835	804
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	2,001	(1,918)
Accounts payable and accrued expenses	35	(489)

Net cash used in operating activities	(10,932)	(15,238)

Investing activities:
Purchase of short-term investments	—	(21,014)
Sale of short-term investments	8,512	12,502

Net cash provided by/(used in) investing activities	8,512	(8,512)

Decrease in cash and cash equivalents	(2,420)	(23,750)
Cash and cash equivalents at beginning of year	3,535	27,285

Cash and cash equivalents at end of year	$1,115	$3,535

See accompanying notes.

MATEON THERAPEUTICS, INC.

Notes to Financial Statements

December 31, 2017

1.	Description of Business

Mateon Therapeutics, Inc. (“Mateon” or the “Company”) is a clinical-stage biopharmaceutical developing drugs for the treatment of orphan oncology indications, with its lead program in acute myeloid leukemia (“AML”). The Company was originally incorporated under the name OXiGENE, Inc. in 1988 in the state of New York and reincorporated in 1992 in the state of Delaware. Effective June 17, 2016, the Company changed its name to Mateon Therapeutics, Inc.

2.	Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Highly liquid investments with original maturities of three months or less at the date of purchase are considered to be cash equivalents. Cash equivalents are stated at fair value.

Short-term Investments

All marketable securities have been classified as “available for sale” and are carried at fair value, based upon quoted market prices. The Company considers its available-for-sale portfolio to be available for use in current operations. Accordingly, the Company classifies certain investments as short-term marketable securities, even though the stated maturity date may be one year or more beyond the current balance sheet date. Unrealized gains and losses, if material, net of any related tax effects, are excluded from earnings and are included in other comprehensive income and reported as a separate component of stockholders’ deficit until realized. Realized gains and losses and declines in value judged to be other than temporary, if any, on available-for-sale securities are included in other income (expense), net. The cost of securities sold is based on the specific-identification method.

Concentration of Credit Risk

The Company has no significant off balance sheet concentrations of credit risk. Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of cash and short-term investments, which consist of U.S. government treasury bills, corporate bonds and commercial paper. The Company holds its cash and short-term investments with one financial institution.

Fair Value of Financial Instruments

The Company measures and reports its cash equivalents and investments at fair value. Fair value is defined as the exchange price that would be received for an asset or an exit price paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Property and Equipment

Property and equipment, including leasehold improvements, are recorded and stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to five years, or the applicable lease term, whichever is less.

Accrued Clinical Trial Expenses

The Company utilizes contract research organizations (“CROs”), independent clinical investigators, and other third-party service providers to assist with the execution of its clinical trials. The Company records costs for clinical trial activities based upon the estimated amount of services provided but not yet invoiced for each clinical trial, and includes these costs in accrued liabilities on its Balance Sheets and within research and development expenses on its Statements of Comprehensive Loss. Contracts for clinical trials vary significantly in length and are usually composed of a fixed management fee, variable indirect reimbursable costs, monthly costs and amounts owed on a per patient basis. The Company monitors both the activity and patient enrollment levels of each clinical trial to the extent possible through communication with each service provider, detailed invoice and task completion review, analysis of actual expenses against budget, pre-approval of any changes in scope, and review of contractual terms. As a result, accrued clinical trial expenses represent the Company’s reasonably estimated contractual liability to outside service providers at any particular point in time. These estimates may or may not match the actual services performed by the service providers as determined by actual patient enrollment levels and other variable activity costs.

Research and Development Expenses

The Company charges all research and development costs, both internal and external, to expense when incurred. The Company’s research and development expenses consist primarily of clinical trial expenses, personnel costs, including salaries, benefits and stock-based compensation, costs associated with manufacturing the Company’s drug product for clinical use and required regulatory filings, licenses and fees, and overhead allocations consisting of various support and facility-related costs.

Clinical trial expenses represent a significant component of the Company’s research and development expenses. A large portion of the costs for the Company’s clinical trials are paid to or through CROs. The Company monitors levels of services provided under each significant contract including the extent of patient enrollment and other activities through communications with its CROs and with investigator sites. Costs are accrued for clinical studies performed by CROs over the service periods specified in the contracts and estimates are adjusted, if required, based upon ongoing review of the level of effort and costs actually incurred by the CROs.

The manufacturing of the Company’s drug investigational drugs is outsourced to third-party manufacturers. The drug manufacturing costs are expensed as incurred.

Comprehensive Net Loss

For the periods presented, there are no components of other comprehensive income or accumulated comprehensive income and the net loss is equal to the comprehensive loss.

Stock-based Compensation

The Company expenses the estimated fair value of all share-based payments issued to employees on a straight-line basis over the vesting period. The Company has equity incentive plans that provides for the award of stock options, restricted stock and stock appreciation rights to employees, directors and consultants to the Company.

Patents and Patent Applications

The Company has filed applications for patents in connection with various product candidates and technologies being developed. Costs associated with patent applications and maintaining patents are expensed as general and administrative expense as incurred.

Income Taxes

The Company accounts for income taxes using the liability method whereby tax rates are applied to cumulative temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes based on when and how they are expected to affect the tax return.

Subsequent Events

The Company reviews all activity subsequent to year end but prior to the issuance of the financial statements for events that could require disclosure or which could impact the carrying value of assets or liabilities as of the balance sheet date.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-2, “Leases (Topic 842),” which requires substantially all leases, including operating leases, to be recognized by lessees on their balance sheet as a right-of-use asset and corresponding lease liability. This ASU is effective for the Company’s interim and annual reporting periods beginning January 1, 2019 and early adoption is permitted. The Company is currently evaluating the impact that the adoption of this ASU will have on its financial statements.

In March 2016, the FASB issued ASU No. 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting,” which simplified several aspects of the accounting for share-based payments, including immediate recognition of all excess tax benefits and deficiencies in the income statement, changing the threshold to qualify for equity classification up to the employees’ maximum statutory tax rates, allowing an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures as they occur, and clarifying the classification on the statement of cash flows for the excess tax benefit and employee taxes paid when an employer withholds shares for tax-withholding purposes. This ASU became effective for the Company’s interim and annual reporting periods beginning January 1, 2017, and the adoption of this standard did not have a material impact on the Company’s financial statements. As part of the adoption of this standard, the Company elected to continue estimating the expected option forfeiture rate.

In August 2016, The FASB issued ASU No. 2016-15 “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments,” which addresses several cash flow issues that diversify in practice. The new guidance is effective for fiscal years beginning after December 31, 2017 and for interim periods within those years. The Company currently does not expect the adoption of this ASU to have material impact on its financial statements.

Going Concern Evaluation

The Company has experienced net losses every year since inception and, as of December 31, 2017, had an accumulated deficit of over $292 million. The company has no source of revenue and does not expect to receive any product revenue in the near future. The Company expects to incur significant additional operating losses over at least the next several years, principally as a result of the Company’s continuing clinical trials for its investigational drugs. The principal source of the Company’s working capital to date has been the proceeds from the sale of equity. As of December 31, 2017, the Company had approximately $1.1 million in cash and current liabilities of $1.6 million. Following the receipt of an estimated $2.4 million in net proceeds from a financing transaction in April 2018, based on the Company’s planned operations, the Company’s management expects Mateon’s existing cash to support its planned operations into the fourth quarter of 2018. Prior to this time, the Company will need to secure additional funding or could be forced to curtail or terminate operations. Because the Company does not currently have a guaranteed source of working capital that will sustain planned operations past the fourth quarter of 2018, Management has determined that there is substantial doubt about the Company’s ability to continue as a going concern. The Company will need to raise capital in order to fund its planned operations beyond this time. If the Company is unable to access additional funds when needed, it may not be able to continue the development of its investigational drugs and the Company could be required to delay, scale back or eliminate some or all of its development programs and other operations. Any additional equity financing, if available to the Company, may not be available on favorable terms, would most likely be dilutive to its current stockholders and debt financing, if available, may involve restrictive covenants. If the Company accesses funds through collaborative or licensing arrangements, it may be required to relinquish rights to some of its technologies or product candidates that it would otherwise seek to develop or commercialize on its own, on terms that are not favorable to the Company. The Company’s ability to access capital when needed is not assured and, if not achieved on a timely basis, will materially harm its business, financial condition and results of operations.

3.	Cash, Cash Equivalents, and Short-Term Investments

Cash, cash equivalents and short-term investments consisted of the following (in thousands):

	December 31, 2017
	Amortized Cost	Unrealized Gain	Unrealized (Loss)	Estimated Fair Value
Cash	$1,115	$—	$—	$1,115

	$1,115	$—	$—	$1,115

	December 31, 2016
	Amortized Cost	Unrealized Gain	Unrealized (Loss)	Estimated Fair Value
Cash	$671	$—	$—	$671
Money market funds	2,864	—	—	2,864
U.S. government treasury bills	3,008	—	—	3,008
Corporate bonds and commercial paper	5,504	—	—	5,504

	$12,047	$—	$—	$12,047

Reported as:
Cash and cash equivalents				$3,535
Short-term investments				8,512

Total cash, cash equivalents and short-term investments				$12,047

As of December 31, 2016, the Company’s cash equivalents and short-term investments had a weighted-average time to maturity of less than one year, and the Company had the ability to hold its investments through their maturity dates. There have been no significant realized gains or losses on investments for the period presented.

4.	Fair Value Measurements

Fair value is defined as the price at which an asset could be exchanged or a liability transferred in a transaction between knowledgeable, willing parties in the principal or most advantageous market for the asset or liability. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or parameters are not available, valuation models are applied.

Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities are as follows:

Level 1—Inputs are unadjusted, quoted prices in active markets for identical assets at the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide reasonably accurate pricing information on an ongoing basis.

Level 2—Inputs, other than quoted prices included in Level 1, that are either directly or indirectly observable for the asset or liability through correlation with market data at the reporting date and for the duration of the instrument’s anticipated life.

The Company utilizes third party pricing services in developing fair value measurements where fair value is based on observable market inputs, including benchmark yields, reported trades, broker/dealer quotes, bids, offers and other reference data. The Company uses quotes from external pricing service providers and other on-line quotation systems to verify the fair value of investments provided by third party pricing service providers.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities reflect management’s best estimate of what market participants would use in pricing the asset or liability at the reporting date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Financial assets measured at fair value on a recurring basis are categorized in the tables below based upon the lowest level of significant input to the valuations (in thousands):

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Money market funds	$2,864	$—	$—	$2,864
U.S. government treasury bills	—	3,008	—	3,008
Corporate bonds and commercial paper	—	5,504	—	5,504

Total	$2,864	$8,512	$—	$11,376

5.	Property and equipment

Property and equipment consists of the following (in thousands):

	December 31,
	2017	2016
Equipment	$226	$226
Furniture and fixtures	36	36
Leasehold improvements	6	6

Total assets	268	268
Less accumulated depreciation	(266)	(257)

Total property and equipment, net	$2	$11

6.	Stockholders’ Equity

Warrants

The following is a summary of the Company’s outstanding common stock warrants:

	Exercise Price	December 31,
		2017	2016
Expiration Date		(in thousands)
06/14/17	$3.70	—	216
04/16/18	$3.40	1,460	1,460
09/23/18	$2.80	147	147
02/11/19	$2.56	293	293
02/18/19	$2.75	1,872	1,872
08/28/19	$2.90	2,700	2,700
03/20/20	$2.13	234	234
03/25/20	$1.71	2,920	2,920

Total Warrants Outstanding		9,626	9,842

No warrants were exercised during the years ended December 31, 2017 and 2016.

All warrants outstanding at December 31, 2017 and 2016 were recorded by the Company as equity at the time of issuance.

Options and restricted stock

As of December 31, 2017, options to purchase common stock were outstanding under three stock option plans—the 2017 Equity Incentive Plan (the “2017 Plan”), the 2015 Equity Incentive Plan (the “2015 Plan”) and the 2005 Stock Plan (the “2005 Plan”). Options to purchase common stock may no longer be made under the 2005 Plan, although options previously granted remain outstanding in accordance with their terms. Under the 2017 Plan, up to 2,000,000 shares of the Company’s common stock may be issued pursuant to awards granted in the form of nonqualified stock options, restricted and unrestricted stock awards, and other stock-based awards to employees, consultants, and directors. Under the 2015 Plan, up to 4,000,000 shares of the Company’s common stock may be issued pursuant to awards granted in the form of incentive stock options, nonqualified stock options, restricted and unrestricted stock awards, and other stock-based awards to employees, consultants, and directors. The 2015 Plan also allows additional shares of the Company’s common stock to be issued if awards previously authorized or outstanding under the Company’s 2005 Stock Plan are cancelled, forfeited, surrendered, or terminated. Under the 2005 Plan, up to 726,000 shares of the Company’s common may be issued or transferred to the 2015 Plan.

The following is a summary of the Company’s stock option activity under its 2017, 2015 and 2005 Plans:

	Options Available for Grant	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(in thousands)			(years)	(in thousands)
Balance at December 31, 2015	2,695	2,031	$2.01	8.44
Options granted	(2,569)	2,569	$0.70
Options forfeited	423	(423)	$1.74

Balance at December 31, 2016	549	4,177	$1.47	8.14
Options granted	(2,484)	2,484	$0.42
Options forfeited	1,781	(1,781)	$1.16
Options authorized	2,000	—

Balance at December 31, 2017	1,846	4,880	$1.05	7.63	$—

Vested and exercisable at December 31, 2017		2,052	$1.13	7.35	$—
Vested and expected to vest at December 31, 2017		4,084	$0.88	7.53	$—
Unvested at December 31, 2017		2,828	$1.00

As of December 31, 2017, there was approximately $0.9 million of unrecognized compensation cost related to stock option awards that is expected to be recognized as expense over a weighted average period of approximately 2 years.

The weighted average fair value of stock options issued in 2017 and 2016 was $0.34 and $0.51, respectively.

The fair values for the stock options granted were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year ended December 31,
	2017	2016
Risk-free interest rate	2.0%	1.5%
Expected life (years)	6.0	6.0
Expected volatility	88%	88%
Dividend yield	0%	0%

In calculating the estimated fair value of its stock options, the Company used the Black-Scholes option pricing model which requires the consideration of the following variables for purposes of estimating fair value:

•	the stock option exercise price,

•	the grant date price of the Company’s common stock,

•	the expected term of the option,

•	the expected volatility of the Company’s common stock,

•	the expected dividends on the Company’s common stock, and

•	the risk-free interest rate for the expected option term.

Stock Option Exercise Price and Grant Date Price of the Company’s common stock — The closing market price of the Company’s common stock on the date of grant.

Expected Term—The expected term of options represents the period of time for which the options are expected to be outstanding, and is calculated based on the average of the vesting period and the option term.

Expected Volatility—The expected volatility is a measure of the amount by which the Company’s stock price is expected to fluctuate during the term of the option granted. The Company determines the expected volatility based on the historical volatility of its common stock over a period commensurate with the option’s expected term.

Expected Dividends—Because the Company has never declared or paid any cash dividends on any of its common stock and does not expect to do so in the foreseeable future, the Company uses an expected dividend yield of zero to calculate the grant date fair value of a stock option.

Risk-Free Interest Rate—The risk-free interest rate is the implied yield available on U.S. Treasury issues with a remaining life consistent with the option’s expected term on the date of grant.

The Company estimates the level of award forfeitures expected to occur and records compensation expense only for those awards that are ultimately expected to vest.

7.	Net Loss Per Share

Basic and diluted net loss per share was calculated by dividing the net loss per share attributed to the Company’s common shares by the weighted-average number of common shares outstanding. Diluted net loss per share includes the effect of all dilutive, potentially issuable common equivalent shares as defined using the treasury stock method. All of the Company’s common stock equivalents are anti-dilutive due to the Company’s net loss position for all periods presented. Accordingly, common stock equivalents of approximately 4,880,000 stock options and 9,626,000 warrants at December 31, 2017 and 4,177,000 stock options and 9,842,000 warrants at December 31, 2016, were excluded from the calculation of weighted average shares for diluted net loss per share.

8.	Income Taxes

The components of the Company’s deferred tax assets are as follows (in thousands):

	December 31,
	2017	2016
Net operating loss carryforwards	$55,265	$85,148
Stock based compensation	297	435
Research and development credits	3,229	2,925
Fixed assets	3,477	2,617
Accruals	35	391

Total Deferred tax assets	62,303	91,516
Valuation allowance	(62,303)	(91,516)

Net deferred tax asset	$—	$—

After consideration of the available evidence, both positive and negative, the Company has determined that a full valuation allowance at December 31, 2017 and 2016 is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. The valuation allowance decreased by approximately $29,213,000 for the year ended December 31, 2017 and increased by $4,757,000 for the year ended December 31, 2016. As all of the Company’s deferred tax assets have been reserved for in a valuation allowance, no provision for (benefit from) income taxes has been recorded in the accompanying financial statements.

At December 31, 2017, the Company had net operating loss carry-forwards of approximately $246,998,000 for Federal income tax purposes which will begin to expire in 2020, and net operating loss carry-forwards for California state income tax purposes of $52,948,000 which will begin to expire in 2028. The Company had federal research and development tax credits of $3,301,000 which will begin to expire in 2021. The Company also had state research and development tax credits in California of $1,276,000 which have no expiration.

The utilization of the Company’s net operating losses and credits may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

A reconciliation of the federal statutory rate to the Company’s effective tax rate is as follows:

	Years ended December 31,
	2017	2016
Federal Statutory Rate	34.0%	34.0%
State Tax	0.2	0.4
Change in Valuation Allowance	216.8	(34.8)
Stock-Based Compensation	(0.5)	(0.4)
Research Credits	0.3	1.7
Other	(0.1)	(1.0)
Tax Reform—Tax Rate Change	(250.7)	—

Provision for income taxes	(0.0)%	(0.0)%

At December 31, 2017, the Company had $1,147,000 of unrecognized tax benefits related to research and development credits.

The change in unrecognized tax benefits is as follows (in thousands):

Unrecognized tax benefits as of December 31, 2015	$1,410
Decrease in prior year unrecognized tax benefits	(447)
Increase in current year unrecognized tax benefits	109

Unrecognized tax benefits as of December 31, 2016	1,072
Increase in current year unrecognized tax benefits	75

Unrecognized tax benefits as of December 31, 2017	$1,147

The Company does not expect its unrecognized tax benefits to change significantly over the next twelve months. As of December 31, 2017, due to a valuation allowance against the Company’s deferred tax assets, none of the unrecognized tax benefits, if recognized, would affect the Company’s effective tax rate.

There are currently no federal or state audits in progress. Tax years still subject to examination for Federal and the State authorities include all prior years due to the existence of net operating loss carry-forwards.

It is the Company’s practice to recognize interest and penalties related to income tax matters in income tax expense. As of December 31, 2017, the Company has no accrued interest and penalties related to uncertain tax positions.

9.	Commitments and Contingencies

The Company has a lease for its corporate headquarters which expires on June 30, 2019. The lease is for a total of 5,275 square feet of office space located in South San Francisco, California. Rental expense for both years ended December 31, 2017 and 2016 was $208,000 each year. The future minimum lease payments required under the lease are as follows:

Amount (in thousands)
2018	$221
2019	112

Total lease obligations	$333

10.	Retirement Savings Plan

The Company sponsors a savings plan available to all employees, which qualifies under Section 401(k) of the Internal Revenue Code. Employees may contribute from 1% to 99% of their pre-tax salary to the plan, subject to statutory limitations. The Company is able to match participant contributions, although to date the Company has not provided any matching payments to participants.

11.	Related Party Transactions

A portion of the compensation paid to the Company’s Chief Scientific Officer, David J. Chaplin, Ph.D., was paid to Aston Biopharma Ltd. (“Aston”) for services that Dr. Chaplin performed for the Company while he was in the United Kingdom. The amounts paid to Aston aggregated $16,000 and $137,000 in 2017 and 2016, respectively.

12.	Subsequent Events

On April 12, 2018, the Company entered into a private placement transaction with accredited investors, raising gross proceeds of approximately $2.9 million, with estimated net proceeds of approximately $2.4 million. In the private placement transaction, the Company sold 14,625,000 shares of its common stock and warrants to purchase 14,625,000 shares of common stock. The purchase price of the common stock was $0.20 per share and warrants are exercisable at $0.40 per share.

Mateon Therapeutics, Inc.

Condensed Balance Sheets

(in thousands, except per share data)

	March 31, 2018	December 31, 2017
	(Unaudited)	(See Note 1)
ASSETS
Current assets:
Cash	$233	$1,115
Other prepaid expenses and current assets	171	22

Total current assets	404	1,137
Property and equipment, net	—	2
Other assets	33	33

Total assets	$437	$1,172

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$1,164	$788
Accrued compensation and employee benefits	23	73
Accrued clinical trial expenses	90	509
Other accrued liabilities	247	279

Total current liabilities	1,524	1,649

Commitments and contingencies
Stockholders’ equity/(deficit):
Preferred stock, $0.01 par value, 15,000 shares authorized; No shares issued and outstanding	—	—
Common stock, $0.01 par value, 70,000 shares authorized; 26,545 shares issued and outstanding	265	265
Additional paid-in capital	291,717	291,533
Accumulated deficit	(293,069)	(292,275)

Total stockholders’ deficit	(1,087)	(477)

Total liabilities and stockholders’ deficit	$437	$1,172

See accompanying notes.

Mateon Therapeutics, Inc.

Condensed Statements of Comprehensive Loss

(in thousands, except per share data)

(unaudited)

	Three months ended March 31,
	2018	2017
Operating expenses:
Research and development	$225	$2,848
General and administrative	570	1,122

Total operating expenses	795	3,970

Loss from operations	(795)	(3,970)
Interest income	1	14
Other expense	—	(2)

Net loss and comprehensive loss	$(794)	$(3,958)

Basic and diluted net loss per share attributable to common stock	$(0.03)	$(0.15)

Weighted-average number of common shares outstanding	26,545	26,545

See accompanying notes.

Mateon Therapeutics, Inc.

Condensed Statements of Cash Flows

(in thousands)

(unaudited)

	Three months ended March 31,
	2018	2017
Operating activities:
Net loss	$(794)	$(3,958)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2	3
Stock-based compensation	184	240
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(149)	233
Accounts payable and accrued expenses	(125)	(221)

Net cash used in operating activities	(882)	(3,703)

Investing activities:
Sale of short-term investments	—	6,209

Increase (decrease) in cash and cash equivalents	(882)	2,506
Cash and cash equivalents at beginning of period	1,115	3,535

Cash and cash equivalents at end of period	$233	$6,041

See accompanying notes.

Mateon Therapeutics, Inc.

Notes to Condensed Financial Statements

March 31, 2018

(Unaudited)

1. Summary of Significant Accounting Policies

Description of Business

Mateon Therapeutics, Inc. (“Mateon” or the “Company”) is a clinical-stage biopharmaceutical company developing drugs for the treatment of orphan oncology indications, with programs in acute myeloid leukemia (“AML”) and immuno-oncology.

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. The financial statements do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, however, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2018 are not necessarily indicative of the results that may be expected for any other interim period or for the year ending December 31, 2018.

The balance sheet at December 31, 2017 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. For further information, refer to the financial statements and footnotes thereto included in the Annual Report on Form 10-K for the Company for the year ended December 31, 2017.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Highly liquid investments with original maturities of three months or less at the date of purchase are considered to be cash equivalents. Cash equivalents are stated at fair value.

Going Concern Evaluation

The Company has experienced net losses every year since inception and, as of March 31, 2018, had an accumulated deficit of approximately $293 million. The Company has no source of revenue and does not expect to receive any product revenue in the near future. The Company expects to incur significant additional operating losses over at least the next several years, principally as a result of the Company’s continuing clinical trials for its investigational drugs. The principal source of the Company’s working capital to date has been the proceeds from the sale of equity. As of March 31, 2018, the Company had $0.2 million in cash and current liabilities of $1.5 million. Following the receipt of an estimated $2.4 million in net proceeds from a financing transaction in April 2018, based on the Company’s planned operations, the Company’s management expects Mateon’s existing cash to support its planned operations into the fourth quarter of 2018. Prior to this time, the Company will need to secure additional funding or could be forced to curtail or terminate operations. Because the Company does not currently have a guaranteed source of working capital that will sustain planned operations past the fourth quarter of 2018, Management has determined that there is substantial doubt about the Company’s ability to continue as a going concern. The Company will need to raise capital in order to fund its planned operations beyond this time. If the Company is unable to access additional funds when needed, it may not be able to continue the development of its investigational drugs and the Company could be required to delay, scale back or eliminate some or all of its development programs and other operations. Any additional equity financing, if available to the Company, may not be available on favorable terms, would most likely be dilutive to its current stockholders and debt financing, if available, may involve restrictive covenants. If the Company accesses funds through collaborative or licensing arrangements, it may be required to relinquish rights to some of its technologies or product candidates that it would otherwise seek to develop or commercialize on its own, on terms that are not favorable to the Company. The Company’s ability to access capital when needed is not assured and, if not achieved on a timely basis, will materially harm its business, financial condition and results of operations.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-2, “Leases (Topic 842),” which requires substantially all leases, including operating leases, to be recognized by lessees on their balance sheet as a right-of-use asset and corresponding lease liability. This ASU is effective for the Company’s interim and annual reporting periods beginning January 1, 2019 and early adoption is permitted. The Company is currently evaluating the impact that the adoption of this ASU will have on its financial statements.

In August 2016, the FASB issued ASU No. 2016-15 “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments,” which addresses several cash flow issues that diversify in practice. The new guidance is effective for fiscal years beginning after December 15, 2017 and for interim periods within those years. The Company adopted this ASU as of January 1, 2018, and its adoption did not have a material impact on the Company’s financial statements.

2. Stockholders’ Equity

The following is a summary of the Company’s outstanding common stock warrants:

		March 31, 2018	December 31, 2017
Expiration Date	Exercise Price	(in thousands)
04/16/18	$3.40	1,460	1,460
09/23/18	$2.80	147	147
02/11/19	$2.56	293	293
02/18/19	$2.75	1,872	1,872
08/28/19	$2.90	2,700	2,700
03/20/20	$2.13	234	234
03/25/20	$1.71	2,920	2,920

Total Warrants Outstanding		9,626	9,626

The following is a summary of the Company’s stock option activity under its equity incentive plans:

	Options Available for Grant	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(in thousands)			(years)	(in thousands)
Balance at December 31, 2017	1,846	4,880	$1.05	7.63	$—
Options forfeited	175	(175)	$0.81

Balance at March 31, 2018	2,021	4,705	$1.06	7.36	$—

Vested and exercisable at March 31, 2018		2,252	$1.09	7.15	$—
Vested and expected to vest at March 31, 2018		4,077	$0.87	7.27	$—
Unvested at March 31, 2018		2,453	$1.03

As of March 31, 2018, there was approximately $0.7 million of unrecognized compensation cost related to stock option awards that is expected to be recognized as expense over a weighted average period of approximately 1.9 years.

The fair value for stock options granted is estimated at the date of grant using the Black-Scholes option pricing model. No stock options were granted during the three months ended March 31, 2018. For the three months ended March 31, 2017, the Company used the following weighted average assumptions to estimate the fair value of the stock options:

Risk-free interest rate	2.0%
Expected life (years)	6.3
Expected volatility	89%
Dividend yield	0%

3. Net Loss Per Share

Basic and diluted net loss per share was calculated by dividing the net loss per share attributed to the Company’s common shares by the weighted-average number of common shares outstanding during the period. Diluted net loss per share includes the effect of all dilutive, potentially issuable common equivalent shares as defined using the treasury stock method. All of the Company’s common stock equivalents are anti-dilutive due to the Company’s net loss position for all periods presented. Accordingly, common stock equivalents of approximately 4,705,000 stock options and 9,626,000 warrants at March 31, 2018 and 5,936,000 stock options and 9,842,000 warrants at March 31, 2017, were excluded from the calculation of weighted average shares for diluted net loss per share.

4. Subsequent Events

On April 12 and 30, 2018, the Company entered into private placement transactions with accredited investors, raising gross proceeds of approximately $3.0 million in two closings. The Company estimates that net proceeds will be approximately $2.4 million after all transaction costs are paid. In the private placement transactions, the Company sold 14,875,000 shares of its common stock and warrants to purchase 14,875,000 shares of common stock. The purchase price of the common stock was $0.20 per share and warrants are exercisable at $0.40 per share.

Mateon Therapeutics, Inc.

14,875,000 Shares of Common Stock

Shares underlying Common Warrants to Purchase 16,362,500 Shares of Common Stock

PROSPECTUS

June 26, 2018